Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249719

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED AUGUST 13, 2021

TO THE PROSPECTUS DATED JUNE 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated June 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our portfolio;

•	to disclose the transaction price for each class of our common stock as of September 1, 2021;

•	to disclose the calculation of our July 31, 2021 NAV per share for each class of our common stock;

•	to provide an update on the status of our current public offering (the “Offering”);

•	to disclose a change to the sub-advisor to the Advisor for our portfolio of real estate-related securities;

•	to provide an update regarding the composition of our Investment Committee;

•	to disclose a change to our valuation guidelines; and

•	to include our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.

Portfolio Update

July and August to date have been very productive for our acquisitions efforts. We have 10 separate real estate transactions under contract or exclusivity that are expected to close over the next 45-60 days with an aggregate purchase price totaling $2.2 billion. The transactions under contract or exclusivity comprise 61% multifamily apartments, 30% industrial and 9% other asset types. There is no guarantee that these transactions will close.

September 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2021 (and repurchases as of August 31, 2021) is as follows:

Transaction Price (per share)
Class S	$22.89
Class T	$22.79
Class D	$22.73
Class I	$22.83

The September 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2021. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since July 31, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP3-0821

July 31, 2021 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of July 31, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of July 31, 2021 ($ and shares/units in thousands):

Components of NAV	July 31, 2021
Investments in real estate	$8,111,818
Investments in real estate debt	983,026
Cash and cash equivalents	542,478
Restricted cash	487,541
Other assets	281,497
Debt obligations	(4,898,200)
Secured financings on investments in real estate debt	(139,035)
Subscriptions received in advance	(405,980)
Other liabilities	(152,454)
Performance participation accrual	(45,428)
Management fee payable	(5,011)
Accrued stockholder servicing fees (1)	(1,729)
Minority interest	(22,182)
Net asset value	$4,736,341
Number of outstanding shares/units	207,270

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2021, we have accrued under GAAP $176.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of July 31, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$2,301,179	$80,410	$249,349	$2,078,559	$26,844	$4,736,341
Number of outstanding shares/units	100,545	3,528	10,972	91,049	1,176	207,270
NAV Per Share/Unit as of July 31, 2021	$22.89	$22.79	$22.73	$22.83	$22.83

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the July 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.2%	5.1%
Hotel	9.3%	8.0%
Office	7.5%	6.0%
Industrial	6.1%	5.2%
Medical office	6.6%	5.7%

These assumptions are determined by the Advisor (except for investments valued by a third party appraisal firm), and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Industrial Investment Values	Medical office Investment Values
Discount Rate	0.25% decrease	+2.0%	+1.7%	+2.0%	+2.0%	+2.0%
(weighted average)	0.25% increase	(1.9)%	(1.7)%	(1.9)%	(1.9)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	+3.3%	+1.6%	+2.9%	+3.4%	+3.2%
(weighted average)	0.25% increase	(3.0)%	(1.5)%	(2.7)%	(3.1)%	(2.9)%

The following table provides a breakdown of the major components of our NAV as of June 30, 2021 ($ and shares/units in thousands):

Components of NAV	June 30, 2021
Investments in real estate	$7,831,078
Investments in real estate debt	980,425
Cash and cash equivalents	455,414
Restricted cash	458,183
Other assets	185,208
Debt obligations	(4,821,641)
Secured financings on investments in real estate debt	(138,145)
Subscriptions received in advance	(346,593)
Other liabilities	(428,173)
Performance participation accrual	(32,382)
Management fee payable	(4,348)
Accrued stockholder servicing fees (1)	(1,547)
Minority interest	(21,890)
Net asset value	$4,115,589
Number of outstanding shares/units	182,641

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2021, we have accrued under GAAP $156.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of June 30, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$2,039,815	$74,090	$205,107	$1,770,103	$26,474	$4,115,589
Number of outstanding shares/units	90,396	3,298	9,150	78,621	1,176	182,641
NAV Per Share/Unit as of June 30, 2021	$22.57	$22.46	$22.42	$22.51	$22.51

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $10.0 billion in shares of common stock, consisting of up to $8.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 48,328,561 shares of our common stock (consisting of 20,523,998 Class S shares, 401,801 Class T shares, 2,483,139 Class D shares and 24,919,623 Class I shares) in the primary offering for total proceeds of $1.1 billion and (ii) 681,104 shares of our common stock (consisting of 384,416 Class S shares, 14,828 Class T shares, 29,527 Class D shares and 252,333 Class I shares) pursuant to our distribution reinvestment plan for a total value of $15.3 million. As of July 31, 2021 our aggregate NAV was $4.7 billion. We intend to continue selling shares in the Offering on a monthly basis.

Real Estate-Related Securities Sub-Advisor

On August 3, 2021, the Advisor provided notice to BlackRock Financial Management, Inc. (“BlackRock”) of its election to terminate the Investment Management Agreement that governs BlackRock’s investment management for our portfolio of real estate-related securities and other investments that provide liquidity for our share repurchase plan, cash management and other purposes. On the same day, the Advisor entered into a Discretionary Sub-Advisory Agreement (the “Sub-Advisory Agreement”) with Goldman Sachs Asset Management, L.P. (“Goldman Sachs”). As a result, on or about September 2, 2021, the Investment Management Agreement with BlackRock will terminate and pursuant to the Sub-Advisory Agreement Goldman Sachs will take over as a sub-advisor to the Advisor and act as the investment manager for our portfolio of real estate-related securities and other investments. Real estate-related securities may comprise up to 20% of our assets. As of June 30, 2021, Goldman Sachs oversaw more than $2 trillion in assets under supervision worldwide and is considered a high quality, financially strong, investor in real estate-related securities. Under the terms of the Sub-Advisory Agreement, Goldman Sachs’s fee for its services shall be paid entirely by the Advisor and not by our company.

Advisor Investment Committee Changes

The disclosure appearing under the heading “The Advisor and Starwood Capital” beginning on page 137 of our Prospectus is supplemented with the following:

Krysto Nikolic no longer serves as a member of the Investment Committee of our Advisor.

Net Asset Value Calculation and Valuation Guidelines

The following new sub-sections are added to the end of the section of the prospectus titled “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments.”

Europe Property Investments

Europe property investments will be valued annually by an independent third-party appraiser and each such valuation will be reviewed by our independent valuation advisor as to its reasonableness. For months where a third-party appraiser does not perform a valuation, the Advisor will perform a monthly valuation of each of our Europe property investments, which will be reviewed by the independent valuation advisor as to its reasonableness.

Single-Family Rental (“SFR”) Property Investments

Our independent valuation advisor will conduct quarterly valuations of SFR property investments. For months where our independent valuation advisor does not perform a quarterly valuation, the Advisor will perform a monthly valuation of our SFR property investments, which will be reviewed by our independent valuation advisor as to its reasonableness.

Quarterly Report on Form 10-Q

Our prospectus is hereby supplemented with our Quarterly Report on Form 10-Q, excluding exhibits, for the quarter ended June 30, 2021, that was filed with the SEC on August 13, 2021, a copy of which is attached to this Supplement No. 1 as Appendix A.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                  to                  .

Commission file number 000-56046

Starwood Real Estate Income Trust, Inc.

(Exact name of Registrant as specified in Governing Instruments)

Maryland	1601 Washington Avenue, Suite 800 Miami Beach, FL 33139	82-2023409
(State or other jurisdiction of incorporation or organization)	(Address of principal executive offices) (Zip Code)	(I.R.S. Employer Identification No.)

Registrant’s telephone number, including area code:  (305) 695-5500

Securities registered pursuant to Section 12(b) of the Act: None.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

As of August 13, 2021, the registrant had the following shares outstanding: 3,713,622 shares of Class T common stock, 111,245,814 shares of Class S common stock, 11,656,273 shares of Class D common stock and 103,878,445 shares of Class I common stock.

PART I.  FINANCIAL INFORMATION

ITEM 1.FINANCIAL STATEMENTS

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share data)

	June 30, 2021	December 31, 2020
Assets
Investments in real estate, net	$7,006,822	$4,597,054
Investments in real estate debt	980,425	218,225
Investments in unconsolidated real estate ventures	11,225	10,991
Cash and cash equivalents	455,314	128,650
Restricted cash	456,543	164,761
Other assets	438,145	211,135
Total assets	$9,348,474	$5,330,816
Liabilities and Equity
Mortgage notes and revolving credit facility, net	$4,812,265	$3,278,762
Secured financings on investments in real estate debt	138,145	108,254
Unsecured revolving credit facility	—	—
Other liabilities	477,659	117,072
Subscriptions received in advance	346,593	113,532
Due to affiliates	199,452	96,371
Total liabilities	5,974,114	3,713,991

Commitments and contingencies	—	—
Redeemable non-controlling interest	26,474	10,409

Equity
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized; none issued and outstanding as of June 30, 2021 and December 31, 2020	—	—
Common stock — Class T shares, $0.01 par value per share, 500,000,000 shares authorized; 3,298,160 and 2,463,182 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	33	25
Common stock — Class S shares, $0.01 par value per share, 1,000,000,000 shares authorized; 90,396,275 and 46,431,661 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	904	464
Common stock — Class D shares, $0.01 par value per share, 500,000,000 shares authorized; 9,149,531 and 2,847,097 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	91	28
Common stock — Class I shares, $0.01 par value per share, 1,000,000,000 shares authorized; 78,621,418 and 39,152,913 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	786	392
Additional paid-in capital	3,700,382	1,819,526
Accumulated deficit and cumulative distributions	(363,796)	(224,198)
Total stockholder’s equity	3,338,400	1,596,237
Non-controlling interests in consolidated joint ventures	9,486	10,179
Total equity	3,347,886	1,606,416
Total liabilities and equity	$9,348,474	$5,330,816

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Statements of Operations (Unaudited)

(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues
Rental revenue	$116,236	$68,327	$214,343	$114,792
Hotel revenue	8,487	2,499	15,453	12,714
Other revenue	851	639	1,529	996
Total revenues	125,574	71,465	231,325	128,502
Expenses
Rental property operating	42,321	23,414	80,783	38,958
Hotel operating	4,955	2,741	9,373	8,705
General and administrative	5,916	1,782	8,622	4,140
Management fees	11,291	4,596	18,711	8,542
Performance participation allocation	23,674	—	32,382	46
Depreciation and amortization	60,685	38,907	115,481	69,450
Total expenses	148,842	71,440	265,352	129,841
Other income (expense)
Income (loss) from unconsolidated real estate ventures	21	(581)	(1)	(221)
Income (loss) from investments in real estate debt	10,114	9,078	18,908	(11,095)
Interest expense	(32,162)	(23,268)	(50,107)	(42,909)
Other income (expense), net	843	(8)	644	163
Total other expense	(21,184)	(14,779)	(30,556)	(54,062)
Net loss	$(44,452)	$(14,754)	$(64,583)	$(55,401)
Net loss attributable to non-controlling interests in consolidated joint ventures	$122	$409	$143	$1,047
Net loss attributable to non-controlling interests in Operating Partnership	349	83	570	415
Net loss attributable to stockholders	$(43,981)	$(14,262)	$(63,870)	$(53,939)
Net loss per share of common stock, basic and diluted	$(0.28)	$(0.21)	$(0.48)	$(0.86)
Weighted-average shares of common stock outstanding, basic and diluted	158,370,936	67,948,617	132,723,628	62,896,424

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(in thousands)

	Par Value					Accumulated
	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I	Additional Paid-In Capital	Deficit and Cumulative Distributions	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
Balance at January 1, 2021	$25	$464	$28	$392	$1,819,526	$(224,198)	$1,596,237	$10,179	$1,606,416
Common stock issued	2	141	18	121	611,592	—	611,874	—	611,874
Offering costs	—	—	—	—	(30,594)	—	(30,594)	—	(30,594)
Distribution reinvestments	—	4	—	2	14,095	—	14,101	—	14,101
Amortization of restricted stock grants	—	—	—	—	53	—	53	—	53
Common stock repurchased	—	(4)	—	(1)	(12,254)	—	(12,259)	—	(12,259)
Net loss ($221 allocated to redeemable non- controlling interest)	—	—	—	—	—	(19,889)	(19,889)	(21)	(19,910)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(304)	(304)
Distributions declared on common stock (see Note 10)	—	—	—	—	—	(30,509)	(30,509)	—	(30,509)
Allocation to redeemable non- controlling interest	—	—	—	—	(839)	—	(839)	—	(839)
Balance at March 31, 2021	27	605	46	514	2,401,579	(274,596)	2,128,175	9,854	2,138,029
Common stock issued	6	297	45	274	1,367,761	—	1,368,383	—	1,368,383
Offering costs	—	—	—	—	(68,577)	—	(68,577)	—	(68,577)
Distribution reinvestments	—	5	—	3	17,741	—	17,749	—	17,749
Amortization of restricted stock grants	—	—	—	—	162	—	162	—	162
Common stock repurchased	—	(3)	—	(5)	(16,819)	—	(16,827)	—	(16,827)
Net loss ($349 allocated to redeemable non- controlling interest)	—	—	—	—	—	(43,981)	(43,981)	(122)	(44,103)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(246)	(246)
Distributions declared on common stock (see Note 10)	—	—	—	—	—	(45,219)	(45,219)	—	(45,219)
Allocation to redeemable non- controlling interest	—	—	—	—	(1,465)	—	(1,465)	—	(1,465)
Balance at June 30, 2021	$33	$904	$91	$786	$3,700,382	$(363,796)	$3,338,400	$9,486	$3,347,886

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(in thousands)

	Par Value					Accumulated
	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I	Additional Paid-In Capital	Deficit and Cumulative Distributions	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
Balance at January 1, 2020	$14	$262	$17	$161	$883,506	$(46,697)	$837,263	$11,984	$849,247
Common stock issued	6	94	6	89	421,464	—	421,659	—	421,659
Offering costs	—	—	—	—	(20,528)	—	(20,528)	—	(20,528)
Distribution reinvestments	—	2	—	1	8,361	—	8,364	—	8,364
Amortization of restricted stock grants	—	—	—	—	21	—	21	—	21
Common stock repurchased	—	—	—	—	(980)	—	(980)	—	(980)
Net loss ($332 allocated to redeemable non- controlling interest)	—	—	—	—	—	(39,677)	(39,677)	(638)	(40,315)
Contributions from non-controlling interests	—	—	—	—	—	—	—	58,840	58,840
Distributions to non-controlling interests	—	—	—	—	—	—	—	(356)	(356)
Distributions declared on common stock (see Note 10)	—	—	—	—	—	(16,368)	(16,368)	—	(16,368)
Allocation to redeemable non- controlling interest	—	—	—	—	(302)	—	(302)	—	(302)
Balance at March 31, 2020	20	358	23	251	1,291,542	(102,742)	1,189,452	69,830	1,259,282
Common stock issued	2	23	1	17	95,201	—	95,244	—	95,244
Offering costs	—	—	—	—	(5,369)	—	(5,369)	—	(5,369)
Distribution reinvestments	—	3	—	2	10,458	—	10,463	—	10,463
Amortization of restricted stock grants	—	—	—	—	21	—	21	—	21
Common stock repurchased	(1)	(5)	—	(3)	(21,365)	—	(21,374)	—	(21,374)
Net loss ($83 allocated to redeemable non- controlling interest)	—	—	—	—	—	(14,262)	(14,262)	(409)	(14,671)
Contributions from non-controlling interests	—	—	—	—	—	—	—	1,352	1,352
Distributions to non-controlling interests	—	—	—	—	—	—	—	(831)	(831)
Repurchase of non-controlling interests	—	—	—	—	—	—	—	(58,837)	(58,837)
Distributions declared on common stock (see Note 10)	—	—	—	—	—	(19,300)	(19,300)	—	(19,300)
Allocation to redeemable non- controlling interest	—	—	—	—	(274)	—	(274)	—	(274)
Balance at June 30, 2020	$21	$379	$24	$267	$1,370,214	$(136,304)	$1,234,601	$11,105	$1,245,706

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(64,583)	$(55,401)
Adjustments to reconcile net loss to net cash provided by operating activities
Management fees	18,711	8,542
Performance participation allocation	32,382	46
Depreciation and amortization	115,481	69,450
Amortization of deferred financing costs	2,008	1,041
Straight-line rent amortization	(6,141)	—
Deferred income amortization	(2,291)	(556)
Unrealized (gain) loss on changes in fair value of financial instruments	(11,623)	21,492
Foreign currency loss	5,417	—
Loss on sales of investment in real estate debt	—	4,543
Amortization of restricted stock grants	215	42
Distributions from investments in unconsolidated real estate ventures	—	276
Loss from unconsolidated real estate ventures	1	221
Other items	272	(24)
Change in assets and liabilities
Increase in other assets	(21,240)	(12,129)
Increase in due to affiliates	747	333
Increase in accounts payable, accrued expenses and other liabilities	27,275	12,054
Net cash provided by operating activities	96,631	49,930
Cash flows from investing activities
Acquisitions of real estate	(2,607,747)	(1,621,500)
Capital improvements to real estate	(12,838)	(3,419)
Investment in unconsolidated real estate ventures	(235)	—
Origination and purchase of investments in real estate debt	(504,749)	(65,754)
Purchase of real estate-related equity securities	(65,000)	—
Proceeds from paydown of principal and settlement of investments in real estate debt	33,921	61,055
Net cash used in investing activities	(3,156,648)	(1,629,618)
Cash flows from financing activities
Proceeds from issuance of common stock, net	1,850,259	398,268
Offering costs paid	(16,402)	(7,343)
Subscriptions received in advance	346,593	46,823
Repurchase of common stock	(29,086)	(22,354)
Borrowings from mortgage notes and revolving credit facility	1,770,768	1,084,965
Repayments of mortgage notes and revolving credit facility	(221,339)	(1,466)
Repayments under secured financings on investments in real estate debt, short term net	(42,557)	—
Borrowings under secured financings on investments in real estate debt	140,150	50,075
Repayments under secured financings on investments in real estate debt	(65,697)	—
Payment of deferred financing costs	(17,753)	(6,216)
Contributions from non-controlling interests	—	60,192
Distributions to non-controlling interests	(550)	(1,187)
Repurchase of non-controlling interests	—	(58,837)
Distributions	(35,923)	(14,727)
Net cash provided by financing activities	3,678,463	1,528,193
Net change in cash and cash equivalents and restricted cash	618,446	(51,495)
Cash and cash equivalents and restricted cash at the beginning of the period	293,411	188,961
Cash and cash equivalents and restricted cash at the end of the period	$911,857	$137,466
Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$455,314	$53,389
Restricted cash	456,543	84,077
Total cash and cash equivalents and restricted cash	$911,857	$137,466
Non-cash financing activities:
Accrued stockholder servicing fee due to affiliate	$89,410	$22,505
Right of use asset/liability	$—	$6,408
Redeemable non-controlling interest issued as settlement for performance participation allocation	$15,061	$10,366
Accrued distributions	$17,367	$6,591
Distribution reinvestment	$31,850	$18,827
Allocation to redeemable non-controlling interest	$2,304	$576

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1.	Organization and Business Purpose

Starwood Real Estate Income Trust, Inc. (the “Company”) was formed on June 22, 2017 as a Maryland corporation and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2019.  The Company was organized to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. The Company’s portfolio is principally comprised of properties located in the United States. The Company may diversify its portfolio on a global basis through the acquisition of properties outside of the United States, with a focus on Europe. To a lesser extent, the Company invests in real estate debt, including loans secured by real estate and real estate-related securities.  The Company is the sole general partner of Starwood REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”). Starwood REIT Special Limited Partner, L.L.C. (the “Special Limited Partner”), a wholly owned subsidiary of Starwood Capital Group Holdings, L.P. (the “Sponsor”), owns a special limited partner interest in the Operating Partnership.  Substantially all of the Company’s business is conducted through the Operating Partnership. The Company and the Operating Partnership are externally managed by Starwood REIT Advisors, L.L.C. (the “Advisor”), an affiliate of the Sponsor.

As of June 30, 2021, the Company owned 213 real estate properties, one investment in an unconsolidated real-estate venture and 58 positions in real estate debt investments.  The Company currently operates in six reportable segments:  Multifamily, Hotel, Industrial, Office, Medical Office and Investments in Real Estate Debt.  Financial results by segment are reported in Note 14.

As of June 30, 2021, the Company had received aggregate net proceeds of $3.9 billion from the sale of shares of the Company’s common stock through the Company’s public offerings. The Company previously registered with the Securities and Exchange Commission (the “SEC”) an initial public offering of up to $5.0 billion in shares of common stock, consisting of up to $4.3 billion in shares in its primary offering and up to $0.7 billion in shares pursuant to its distribution reinvestment plan (the “Initial Public Offering”). On October 29, 2020, the Company filed a Registration Statement on Form S-11 with the SEC (File No. 333-249719) to register $10.0 billion in shares of common stock, consisting of up to $8.0 billion in shares in its primary offering and up to $2.0 billion in shares pursuant to its distribution reinvestment plan (the “Follow-on Public Offering”). On June 2, 2021, the SEC declared the Follow-on Public Offering effective and the Initial Public Offering automatically terminated. The Company is selling in the Follow-on Public Offering any combination of four classes of shares of its common stock, with a dollar value up to the maximum aggregate amount. The share classes have different upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees. The Company intends to continue selling shares on a monthly basis.

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. All significant intercompany balances and transactions have been eliminated in consolidation. Management believes it has made all necessary adjustments, consisting of only normal recurring items, so that the condensed consolidated financial statements are presented fairly and that estimates made in preparing its condensed consolidated financial statements are reasonable and prudent. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, the Company’s subsidiaries and joint ventures in which the Company has a controlling interest. For consolidated joint ventures, the non-controlling partner’s share of the assets, liabilities and operations of the joint ventures is included in non-controlling interests as equity of the Company. The non-controlling partner’s interest is generally computed as the joint venture partner’s ownership percentage.

In determining whether the Company has a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, the Company considers whether the entity is a variable interest entity (“VIE”) and whether it is the primary beneficiary. The Company is the primary beneficiary of a VIE when it has (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE.  The Operating Partnership is considered to be a VIE. The Company consolidates the Operating Partnership because it has the ability to direct the most significant activities of the entity such as purchases, dispositions, financings, budgets, and overall operating plans.  Where the Company does not have the power to direct the activities of the VIE that most significantly impact its economic performance, the Company's interest for those partially owned entities are accounted for using the equity method of accounting. The Company meets the VIE disclosure exemption criteria, as the Company’s interest in the Operating Partnership is considered a majority voting interest.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with original maturities of three months or less. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure.

Restricted Cash

Restricted cash primarily consists of cash received for subscriptions prior to the date in which the subscriptions are effective. The Company’s restricted cash is held primarily in a bank account controlled by the Company’s transfer agent but in the name of the Company.  The remaining balance of restricted cash primarily consists of amounts in escrow related to real estate taxes and insurance in connection with mortgages at certain of the Company’s properties and tenant security deposits.

Investments in Real Estate

In accordance with the guidance for business combinations, the Company determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired is not a business, the Company accounts for the transaction as an asset acquisition. All property acquisitions to date have been accounted for as asset acquisitions.

The Company capitalizes acquisition-related costs associated with asset acquisitions. Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, “above-market” and “below-market” leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that it deems appropriate, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends and market and economic conditions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals. Based on its acquisitions to date, the Company’s allocation to customer relationship intangible assets has not been material.

The cost of buildings and improvements includes the purchase price of the Company’s properties and any acquisition-related costs, along with any subsequent improvements to such properties.

The Company’s investments in real estate are stated at cost and are generally depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Description	Depreciable Life
Building	35 - 40 years
Building and land improvements	5 - 15 years
Furniture, fixtures and equipment	5 - 7 years
Lease intangibles and leasehold improvements	Shorter of useful life or lease term

Repairs and maintenance are expensed to operations as incurred and are included in Rental property operating and Hotel operating expenses on the Company’s Condensed Consolidated Statements of Operations. Significant improvements to properties are capitalized.

When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

The Company records acquired above-market and below-market leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be received pursuant to each in-place lease and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on the Company’s evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related expenses.

The amortization of acquired above-market and below-market leases is recorded as an adjustment to Rental revenue on the Company’s Condensed Consolidated Statements of Operations. The amortization of in-place leases is recorded as an adjustment to Depreciation and amortization expense on the Company’s Condensed Consolidated Statements of Operations.

Certain of the Company’s investments in real estate are subject to a ground lease, for which a lease liability and corresponding right-of-use (“ROU”) asset were recognized. The Company calculates the amount of the lease liability and ROU asset by taking the present value of the remaining lease payments, and adjusting the ROU asset for any existing straight-line ground rent liability and acquired ground lease intangibles. The Company’s estimated incremental borrowing rate of a loan with a similar term as the ground lease was used as the discount rate.  The lease liability is included as a component of Accounts payable, accrued expenses, and other liabilities and the related ROU asset is recorded as a component of Investments in real estate, net on the Company’s Condensed Consolidated Balance Sheets. The amortization of the below-market ground lease is recorded as an adjustment to Depreciation and amortization expense on the Company’s Condensed Consolidated Statements of Operations.

The Company’s management reviews its real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. Since cash flows on real estate properties considered to be “long-lived assets to be held and used” are considered on an undiscounted basis to determine whether an asset has been impaired, the Company’s strategy of holding properties over the long term decreases the likelihood of recording an impairment loss. If the Company’s strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material to the Company’s results. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the periods presented, no such impairment occurred.

Investments in Unconsolidated Real Estate Ventures

Investments in unconsolidated joint ventures are initially recorded at cost, and subsequently adjusted for equity in earnings or losses and cash contributions and distributions. Under the equity method of accounting, the net equity investment of the Company is reflected within the Condensed Consolidated Balance Sheets, and the Company’s share of net income or loss from the joint ventures is included within the Company’s Condensed Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses; however, the Company’s recognition of joint venture income or loss generally follows the joint venture’s distribution priorities, which may change upon the achievement of certain investment return thresholds. The Company’s investments in unconsolidated joint ventures are reviewed for impairment periodically and the Company records impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions.

Investments in Real Estate Debt

The Company’s investments in real estate debt consists of loans secured by real estate and real estate-related securities. The Company has elected to classify its real estate-related securities as trading securities and record such investments at fair value. As such, the resulting unrealized gains and losses of such securities are recorded as a component of Income (loss) from investments in real estate debt on the Company’s Condensed Consolidated Statements of Operations.

The Company elected the fair value option (“FVO”) for its loans secured by real estate. As such, the resulting unrealized gains and losses of such loans are recorded as a component of Income (loss) from investments in real estate debt on the Company’s Condensed Consolidated Statements of Operations.

Interest income from the Company’s investments in real estate debt is recognized over the life of each investment using the effective interest method and is recorded on the accrual basis. Recognition of premiums and discounts associated with these investments is deferred and recorded over the term of the investment as an adjustment to yield. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. Such items are recorded as components of Income (loss) from investments in real estate debt on the Company’s Condensed Consolidated Statements of Operations.

Derivative Instruments

The Company uses derivative financial instruments such as foreign currency swaps, interest rate swaps and interest rate caps to manage risks from fluctuations in exchange rates and interest rates.

The Company records its derivatives on its Condensed Consolidated Balance Sheet’s at fair value and such amounts are included in Other assets or Accounts payable, accrued expenses and other liabilities. Any changes in the fair value of these derivatives are recorded in earnings.

Foreign Currency

The Company's functional currency is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the reporting period. Income statement accounts are translated at average rates for the reporting period. Gains and losses from translation of foreign denominated statements into U.S. dollars are included in current results of operations. Gains and losses resulting from foreign currency transactions are also included in current results of operations. Aggregate foreign currency translation and transaction income (losses) included in operations totaled $0.3 million and ($5.4) million for the three and six months ended June 30, 2021, respectively. These amounts are recorded as a component of Income (loss) from investments in real estate debt on the Company’s Condensed Consolidated Statements of Operations.

Fair Value Measurements

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchal framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the market place, including the existence and transparency of transactions between market participants.  Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2.  Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

Valuation

The Company generally determines the fair value of its investments in real estate-related securities by utilizing third-party pricing service providers.  In determining the value of a particular investment, the pricing service providers may use broker-dealer quotations, reported trades or valuation estimates from their internal pricing models to determine the reported price. The pricing service providers’ internal models for real estate-related securities usually consider the attributes applicable to a particular class of security (e.g., credit rating, seniority), current market data, and estimated cash flows for each class and incorporate deal collateral performance such as prepayment speeds and default rates, as available. As of June 30, 2021 and December 31, 2020, the Company’s investments in real estate-related securities are classified as Level 2.

The Company’s investment in loans secured by real estate, such as its term loan, are unlikely to have readily available market quotations. In such cases, the Company will generally determine the initial value based on the origination amount or acquisition price of such investment if acquired by the Company or the par value of such investment if originated by the Company. Following the initial measurement, the Company will determine fair value by utilizing or reviewing certain of the following inputs (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ratios and (vii) borrower financial condition and performance. As of June 30, 2021, the Company’s term loan is classified as Level 3.

The Company’s investments in equity securities of public real estate-related companies are reported at fair value. As such, the resulting unrealized gains and losses are recorded as a component of Other income (expense) on the Company’s Condensed Consolidated Statements of Operations. During the three months ended June 30, 2021, the Company recognized $1.5 million of unrealized gains on its investments in equity securities. In determining the fair value of public equity securities, the Company utilizes the closing price of such securities in the principal market in which the security trades (Level 1 inputs). As of June 30, 2021, the Company’s $66.5 million of equity securities were recorded as a component of Other assets on the Company’s Condensed Consolidated Balance Sheets. The Company did not own equity securities as of December 31, 2020.

Fair value of the Company’s indebtedness is estimated by modeling the cash flows required by the Company’s debt agreements and discounting them back to the present value using an appropriate discount rate. Additionally, the Company considers current market rate and conditions by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of the Company’s indebtedness are considered Level 3. As of June 30, 2021, the fair value of the Company’s mortgage notes, revolving credit facility and secured financings on investments in real estate debt was approximately $23.5 million below the outstanding principal balance.

The Company’s interest rate swap agreements are valued using a discounted cash flow analysis based on the terms of the contract and the forward interest rate curve adjusted for the Company’s nonperformance risk. The Company’s interest rate cap positions are valued using models developed by the respective counterparty as well as third party pricing service providers that use as their basis readily observable market parameters (such as forward yield curves and credit default swap data). The Company’s derivative positions are classified as Level 2. As of June 30, 2021 and December 31, 2020, the fair value of the Company’s interest rate caps were approximately $4.7 million and $5.4 million, respectively, below their cost. As of June 30, 2021 and December 31, 2020, the Company’s interest rate swaps had an aggregate fair value liability of $1.3 million and $5.2 million, respectively. As of June 30, 2021, the Company held 12 interest rate caps with an aggregate notional value of $2.3 billion and two interest rate swaps with an aggregate notional value of $250 million.

The fair values of the Company’s foreign currency swaps are determined by comparing the contracted forward exchange rate to the current market exchange rate. The current market exchange rates are determined by using market spot rates, forward rates and interest rate curves for the underlying instruments. As of June 30, 2021, the fair value of the Company’s foreign currency swaps were approximately $1.4 million. As of June 30, 2021 and December 31, 2020, the Company’s investments in foreign currency swaps are classified as Level 2. As of June 30, 2021, the Company held four GBP and one EUR foreign currency swaps, with an aggregate notional value of £275 million and €11 million, respectively.

The fair values of the Company’s financial instruments (other than investments in real estate debt, mortgage notes, revolving credit facility and derivative instruments), including cash, cash equivalents and restricted cash and other financial instruments, approximate their carrying or contract value.

Deferred Charges

The Company’s deferred charges include financing and leasing costs. Deferred financing costs include legal, structuring and other loan costs incurred by the Company for its financing agreements. Deferred financing costs related to the Company’s mortgage notes are recorded as an offset to the related liability and amortized over the term of the applicable financing instruments as interest expense.  Deferred financing costs related to the Company’s revolving credit facility and its unsecured revolving credit facility are recorded as a component of Other assets on the Company’s Condensed Consolidated Balance Sheets and amortized over the term of the applicable financing agreement. Deferred leasing costs incurred in connection with new leases, which consist primarily of brokerage commissions, are recorded as a component of Other assets on the Company’s Condensed Consolidated Balance Sheets and amortized over the life of the related lease.

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors, including the initial determination that the contract is or contains a lease. Generally, all of the Company’s contracts are, or contain leases, and therefore revenue is recognized when the lessee takes possession of or controls the physical use of the leased assets. In most instances this occurs on the lease commencement date. At the inception of a new lease, including new leases that arise from amendments, the Company assesses the terms and conditions of the lease to determine the proper lease classification.

The Company adopted the provisions of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) and related ASUs subsequently issued (collectively, “ASC 842”) as of January 1, 2019. A lease is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the lessee at the end of the lease term, (ii) the lessee has a purchase option that is reasonably expected to be exercised, (iii) the lease term is for a major part of the economic life of the leased property, (iv) the present value of the future lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the leased property, and (v) the leased property is of such a specialized nature that it is expected to have no future alternative use to the Company at the end of the lease term. If one or more of these criteria are met, the lease will generally be classified as a sales-type lease, unless the lease contains a residual value guarantee from a third party other than the lessee, in which case it would be classified as a direct financing lease under certain circumstances in accordance with ASC 842.

The Company’s rental revenue primarily consists of fixed contractual base rent arising from tenant leases at the Company’s properties under operating leases. Revenue under operating leases that are deemed probable of collection, is recognized as revenue on a straight-line basis over the non-cancelable terms of the related leases. For leases that have fixed and measurable rent escalations, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded in the Company’s Condensed Consolidated Balance Sheets. The Company’s Hotel revenue consists of room revenue and food and beverage revenue. Room revenue is recognized when the related room is occupied and other hotel revenue is recognized when the service is rendered. For leases that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination.

Certain of the Company’s contracts contain nonlease components (e.g., charges for management fees, common area maintenance, and reimbursement of third-party maintenance expenses) in addition to lease components (i.e., monthly rental charges). Services related to nonlease components are provided over the same period of time as, and billed in the same manner as, monthly rental charges. The Company elected to apply the practical expedient available under ASC 842, for all classes of assets, not to segregate the lease components from the nonlease components when accounting for operating leases. Since the lease component is the predominant component under each of these leases, combined revenues from both the lease and nonlease components are accounted for in accordance with ASC 842 and reported as Rental revenues in the Company’s Condensed Consolidated Statements of Operations.

In connection with its investments, the Company has acquired assets subject to loan programs designed to encourage housing development.  The proceeds from these loans are governed by restrictive covenants. For certain housing development loans, so long as the Company remains in compliance with the covenants and program requirements, the loans will be forgiven in equal annual installments until the loans are discharged in full. The Company treats these loans as deferred income and records them as a component of Accounts payable, accrued expenses and other liabilities on the Company’s Condensed Consolidated Balance Sheets. As of June 30, 2021 and December 31, 2020, deferred income related to these loans amounted to $5.4 million and $5.8 million, respectively. As the loan balances are reduced during the compliance period, the Company will record income associated with the discharge of the loans as a component of Other revenue on the Company’s Condensed Consolidated Statements of Operations. For the three and six months ended June 30, 2021, Other revenue related to these loans amounted to $0.2 million and $0.4 million, respectively. For the three and six months ended June 30, 2020, Other revenue related to these loans amounted to $0.2 million and $0.4 million, respectively.

Other revenues and interest income are recorded on an accrual basis.

Organization and Offering Expenses

Organization costs are expensed as incurred and recorded as a component of General and administrative expenses on the Company’s Condensed Consolidated Statements of Operations and offering costs are charged to equity as such amounts are incurred.

The Advisor advanced $7.3 million of organization and offering expenses on behalf of the Company in connection with the Initial Public Offering (including legal, accounting, and other expenses attributable to the organization, but excluding upfront selling commissions, dealer manager fees and stockholder servicing fees) through December 21, 2019, the first anniversary of the date on which the proceeds from escrow were released. The Company reimburses the Advisor for all such advanced expenses ratably over a

60-month period following December 21, 2019.  These organization and offering costs are recorded as a component of Due to affiliates on the Company’s Condensed Consolidated Balance Sheets.

Starwood Capital, L.L.C. (the “Dealer Manager”), a registered broker-dealer affiliated with the Advisor, serves as the dealer manager for the Company’s public offering. The Dealer Manager is entitled to receive selling commissions and dealer manager fees based on the transaction price of each applicable class of shares sold in the primary offering. The Dealer Manager is also entitled to receive a stockholder servicing fee based on the aggregate net asset value (“NAV”) of the Company’s outstanding Class T shares, Class S shares, and Class D shares.

The following table details the selling commissions, dealer manager fees, and stockholder servicing fees for each applicable share class as of June 30, 2021:

	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I
Selling commissions and dealer manager fees (% of transaction price)	up to 3.5%	up to 3.5%	up to 1.5%	—
Stockholder servicing fee (% of NAV)	0.85%	0.85%	0.25%	—

For Class T shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.0% of the transaction price and upfront dealer manager fees of 0.5% of the transaction price, however such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. For Class S shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.5% of the transaction price. For Class D shares sold in the primary offering, investors will pay upfront selling commissions of up to 1.5% of the transaction price. Prior to February 4, 2020, no upfront selling commissions were paid on Class D shares.

The Dealer Manager is entitled to receive stockholder servicing fees of 0.85% per annum of the aggregate NAV for Class T shares and Class S shares. For Class T shares such stockholder servicing fee includes, an advisor stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the advisor stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. The Class D shares will incur a stockholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares. There is no stockholder servicing fee with respect to Class I shares.

The Dealer Manager has entered into agreements with the selected dealers distributing the Company’s shares in the Follow-on Public Offering, which provide, among other things, for the re-allowance of the full amount of the selling commissions and dealer manager fees received and all or a portion of the stockholder servicing fees to such selected dealers. The Company will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share sold in the primary offering at the end of the month in which the total selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such share (including the gross proceeds of any shares issued under the Company’s distribution reinvestment plan with respect thereto). The Company will accrue the full cost of the stockholder servicing fee as an offering cost at the time each Class T, Class S and Class D share is sold during the primary offering. As of June 30, 2021 and December 31, 2020, the Company had accrued $156.7 million and $73.2 million, respectively, of stockholder servicing fees related to shares sold and recorded such amount as a component of Due to affiliates on the Company’s Condensed Consolidated Balance Sheets.

Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code (the “Code”), for federal income tax purposes, beginning with its taxable year ended December 31, 2019. As long as the Company qualifies for taxation as a REIT, it generally will not be subject to U.S. federal corporate income tax on its net taxable income that is currently distributed to its stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders.  If the Company fails to qualify as a REIT in a taxable year, without the benefit of certain relief provisions, it will be subject to federal and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, it may also be subject to certain federal, state, and local taxes on its income and assets, including (1) taxes on any undistributed income, (2) taxes related to its taxable REIT subsidiaries (“TRSs”) and (3) certain state or local income taxes.

The Company has formed wholly owned subsidiaries to function as TRSs and filed TRS elections, together with such subsidiaries, with the Internal Revenue Service. In general, a TRS may perform additional services for the Company’s tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility.  The TRSs are subject to taxation at the federal, state and local levels, as applicable, at the regular corporate tax rates. The Company accounts for applicable income taxes by utilizing the asset and liability method. As such, the Company records deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if the Company believes all or some portion of the deferred tax asset may not be realized.

For the three and six months ended June 30, 2021, the Company recognized an income tax expense of $0.1 million and $0.1 million, respectively, within Other (expense) income, net on the Company’s Condensed Consolidated Statements of Operations. For the three and six months ended June 30, 2020, the Company recognized an income tax benefit of $0.2 million and $0.1 million, respectively, within Other expense on the Company’s Condensed Consolidated Statements of Operations. As of June 30, 2021 and December 31, 2020, the Company recorded a net deferred tax liability of $1.2 million and $1.2 million, respectively, due to its hotel investments within Accounts payable, accrued expenses and other liabilities on the Company’s Condensed Consolidated Balance Sheets.

Net Loss per Share

Basic net loss per share is computed by dividing net loss attributable to stockholders for the period by the weighted average number of common shares outstanding during the period. All classes of common stock are allocated net loss at the same rate per share and receive the same gross distribution per share. Diluted loss per share is computed by dividing net loss attributable to stockholders for the period by the weighted average number of common shares and common share equivalents outstanding (unless their effect is antidilutive) for the period. There are no common share equivalents outstanding that would have a dilutive effect as a result of the net loss, and accordingly, the weighted average number of common shares outstanding is identical for the periods ended June 30, 2021 and 2020, for both basic and diluted shares.

The restricted stock grants of Class I shares held by the Company’s independent directors are not considered to be participating securities because they do not contain non-forfeitable rights to distributions. As a result, there is no impact of these restricted stock grants on basic and diluted net loss per common share until the restricted stock grants have fully vested.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles of Topic 740, Income Taxes and also improve consistent application by clarifying and amending existing guidance. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted, with the amendments to be applied on a retrospective, modified retrospective or prospective basis, depending on the specific amendment. The Company has adopted this pronouncement as of January 1, 2021.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). ASU 2020-04 provides optional expedients and exceptions to GAAP requirements for modifications on debt instruments, leases, derivatives, and other contracts, related to the expected market transition from LIBOR, and certain other floating rate benchmark indices, or collectively, IBORs, to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. The guidance in ASU 2020-04 is optional and may be elected over time, through December 31, 2022, as reference rate reform activities occur. Once ASU 2020-04 is elected, the guidance must be applied prospectively for all eligible contract modifications. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope (“ASU 2021-01”), which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. ASU 2021-01 permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The Company has not adopted any of the optional expedients or exceptions as of June 30, 2021, but will continue to evaluate the possible adoption of any such expedients or exceptions during the effective period as circumstances evolve.

3.	Investments

Investments in Real Estate

Investments in real estate, net consisted of the following ($ in thousands):

	June 30, 2021		December 31, 2020
Building and building improvements	$5,969,311		$3,860,297
Land and land improvements	1,049,157		689,107
Furniture, fixtures and equipment	100,058		76,808
Right of use asset - operating lease(1)	101,382	#	101,382
Total	7,219,908		4,727,594
Accumulated depreciation and amortization	(213,086)		(130,540)
Investments in real estate, net	$7,006,822		$4,597,054

(1)	Refer to Note 13 for additional details on the Company’s leases.

During the six months ended June 30, 2021, the Company acquired interests in 69 properties, which were comprised of 41 industrial properties, 25 multifamily properties and three office properties. During the year ended December 31, 2020, the Company acquired interests in 73 properties, which were comprised of 60 multifamily properties, 10 industrial properties, two office buildings, and one medical office building.

The following table provides details of the properties acquired during the six months ended June 30, 2021 ($ in thousands):

Investment	Ownership Interest	Number of Properties	Location	Sector	Acquisition Date	Real Estate Acquisition (1)

Stonebridge	100%	3	Atlanta, GA	Office	February 23, 2021	$135,242
Denver/Boulder Industrial Portfolio	100%	16	Denver, CO	Industrial	April 21, 2021	394,296
Independence Industrial Portfolio	100%	6	Houston, TX	Industrial	April 29, 2021	195,959
Reno Logistics Portfolio	100%	19	Reno, NV	Industrial	May 27, 2021	397,488
Southeast Affordable Housing Portfolio II	100%	9	DC, FL, GA, MD, SC, VA	Multifamily	May 27, 2021	253,415
Azalea Multifamily Portfolio	100%	16	TX, FL, NC, MD, TN	Multifamily	June 30, 2021	1,176,566
		69				$2,552,966

(1)	Purchase price is inclusive of acquisition-related costs.

The following table summarizes the purchase price allocation for the properties acquired during the six months ended June 30, 2021 ($ in thousands):

	Stonebridge	Denver/Boulder Industrial Portfolio	Independence Industrial Portfolio	Reno Logistics Portfolio	Southeast Affordable Housing Portfolio II	Azalea Multifamily Portfolio	Total
Building and building improvements	$101,135	$310,365	$148,590	$323,766	$201,147	$989,334	$2,074,337
Land and land improvements	15,205	67,948	30,515	60,902	41,915	141,739	358,224
Furniture, fixtures and equipment	—	—	—	—	4,489	17,168	21,657
In-place lease intangibles	15,264	18,279	13,923	19,509	3,699	13,759	84,433
Above-market lease intangibles	3,308	529	2,191	871	—	—	6,899
Below-market lease intangibles	(162)	(4,121)	(219)	(4,986)	—	—	(9,488)
Above-market ground lease intangibles	—	—	—	(3,762)	—	—	(3,762)
Total purchase price (1)	$134,750	$393,000	$195,000	$396,300	$251,250	$1,162,000	$2,532,300

(1)	Purchase price excludes acquisition-related costs of $20.7 million.

The weighted-average amortization periods for the acquired in-place lease intangibles, above-market lease intangibles, below-market lease intangibles and above-market ground lease intangibles for the properties acquired during the six months ended June 30, 2021 were five years, seven years, six years and 32 years, respectively.

The estimated future amortization on the Company’s below-market ground lease for each of the next five years and thereafter as of June 30, 2021 is as follows ($ in thousands):

Below-market Ground
Lease
2021 (remaining)	$1,018
2022	2,036
2023	2,036
2024	2,036
2025	2,036
Thereafter	83,492
$92,654

Investments in Unconsolidated Real Estate Ventures

On March 13, 2019, the Company entered into a joint venture (the “Joint Venture”) to acquire a Fort Lauderdale hotel. The Company owns a 43% interest in the Joint Venture.  The Joint Venture is accounted for using the equity method of accounting and is included in Investment in unconsolidated real estate venture in the Company’s Condensed Consolidated Balance Sheets. The Company's investment in the Joint Venture totaled $11.2 million and $11.0 million as of June 30, 2021 and December 31, 2020, respectively.  The Company’s income (loss) earnings from its investment in the Joint Venture is presented in Income (loss) earnings from unconsolidated real estate ventures on the Company’s Condensed Consolidated Statements of Operations and totaled $21,000 and ($1,000) for the three and six months ended June 30, 2021 and $(0.6) million and $(0.2) million for the three and six months ended June 30, 2020, respectively.

4.	Intangibles

The gross carrying amount and accumulated amortization of the Company’s intangible assets and liabilities consisted of the following ($ in thousands):

	June 30, 2021	December 31, 2020
Intangible assets: (1)
In-place lease intangibles	$277,179	$194,003
Above-market lease intangibles	28,951	22,132
Other	31,019	31,019
Total intangible assets	337,149	247,154
Accumulated amortization:
In-place lease amortization	(88,841)	(60,142)
Above-market lease intangibles	(5,656)	(3,506)
Other	(5,065)	(3,650)
Total accumulated amortization	(99,562)	(67,298)
Intangible assets, net	$237,587	$179,856
Intangible liabilities: (2)
Below-market lease intangibles	$45,622	$36,190
Above-market ground lease intangibles	3,762	—
Total intangible liabilities	49,384	36,190
Accumulated amortization	(6,048)	(3,534)
Intangible liabilities, net	$43,336	$32,656

(1)	Included in Other assets on the Company’s Condensed Consolidated Balance Sheets.
(2)	Included in Accounts payable, accrued expenses and other liabilities on the Company’s Condensed Consolidated Balance Sheets.

The estimated future amortization on the Company’s intangibles for each of the next five years and thereafter as of June 30, 2021 is as follows ($ in thousands):

	In-place Lease Intangibles	Above-market Lease Intangibles	Other	Below-market Lease Intangibles	Above-market Ground Lease Intangibles
2021 (remaining)	$37,227	$2,496	$1,333	$(2,957)	$(220)
2022	38,951	4,516	2,738	(5,909)	(586)
2023	29,757	4,016	2,653	(5,369)	(586)
2024	21,010	2,834	2,639	(4,363)	(586)
2025	16,083	2,180	2,507	(3,473)	(586)
Thereafter	45,310	7,253	14,084	(17,576)	(1,125)
	$188,338	$23,295	$25,954	$(39,647)	$(3,689)

5.	Investments in Real Estate Debt

The following tables detail the Company’s investments in real estate debt as of June 30, 2021 and December 31, 2020 ($ in thousands):

		June 30, 2021
Type of Security/Loan	Number of Positions	Weighted Average Coupon (1)	Weighted Average Maturity Date (2)	Cost Basis	Fair Value
RMBS	52	3.11%	September 16, 2045	$180,263	$183,401
CMBS - floating	4	L + 3.46%	July 15, 2038	296,928	296,928
CMBS - fixed	1	6.26%	July 25, 2039	2,954	2,774
Total real estate securities	57	3.34%	March 22, 2041	480,145	483,103
Term loan (3)	1	L + 5.35%	February 26, 2026	504,540	497,322
Total investments in real estate debt	58	4.39%	June 28, 2033	$984,685	$980,425

		December 31, 2020
Type of Security	Number of Positions	Weighted Average Coupon (1)	Weighted Average Maturity Date (2)	Cost Basis	Fair Value
RMBS	55	3.22%	March 22, 2047	$213,863	$215,358
CMBS	1	6.26%	July 25, 2039	3,066	2,867
Total investments in real estate debt	56			$216,929	$218,225

(1)	As of June 30, 2021, the Company’s RMBS investments had floating rate coupons ranging from 0.00% to 7.95% and its CMBS fixed investment had a floating rate coupon of 6.26%.
(2)	Weighted average maturity date is based on the fully extended maturity date of the underlying collateral.
(3)

On February 26, 2021, the Company provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of a premier United Kingdom holiday company. The loan is in the amount of £360 million with an initial term of five years, with a two-year extension option.

The majority of the Company’s investments in real estate securities consist of non-agency residential mortgage-backed securities (“RMBS”) and in commercial mortgage-backed securities (“CMBS”).

The Company’s investments in real estate debt included CMBS collateralized by properties owned by Starwood-advised investment vehicles. The following table details the Company’s affiliate investments in real estate debt ($ in thousands):

Fair Value
	June 30, 2021	December 31, 2020
CMBS	$296,928	$—
Total	$296,928	$—

Such CMBS were purchased in fully or over-subscribed offerings. Each investment in such CMBS by the Company represented a minority participation in any individual tranche. The Company acquired its minority participation interest from third-party investment banks on market terms negotiated by the majority third-party investors.

During the three and six months ended June 30, 2021, the Company recorded net unrealized losses on its investments in real estate debt of $0.0 million and $0.3 million, respectively. During the three and six months ended June 30, 2020, the Company recorded net unrealized gains on its investments in real estate debt of $8.8 million and net unrealized losses of $13.8 million and realized losses of $4.5 million, respectively. Such amounts are recorded as a component of Income (loss) from investments in real estate debt, net on the Company’s Condensed Consolidated Statements of Operations.

6.	Mortgage Notes and Revolving Credit Facility

The following table is a summary of the mortgage notes and revolving credit facility secured by the Company’s properties as of June 30, 2021 and December 31, 2020 ($ in thousands):

				Principal Balance Outstanding (3)
Indebtedness	Weighted Average Interest Rate (1)	Weighted Average Maturity Date (2)	Maximum Facility Size	June 30, 2021	December 31, 2020
Fixed rate loans
Fixed rate mortgages	3.11%	4/6/2030	N/A	$2,483,251	$2,236,290
Total fixed rate loans				2,483,251	2,236,290
Variable rate loans
Floating rate mortgages	L + 1.70%	7/15/2024	N/A	2,361,862	886,594
Variable rate revolving credit facility (4)	L + 2.00%	10/21/2021	$200,000	—	172,800
Total variable rate loans				2,361,862	1,059,394
Total loans secured by the Company's properties				4,845,113	3,295,684
Deferred financing costs, net				(33,168)	(17,208)
Premium on assumed debt, net				320	286
Mortgage notes and revolving credit facility, net				$4,812,265	$3,278,762

(1)	The term “L” refers to the one-month LIBOR. As of June 30, 2021, one-month LIBOR was equal to 0.10%.
(2)	For loans where the Company, at its own discretion, has extension options, the maximum maturity date has been assumed.
(3)	The majority of the Company’s mortgages contain yield or spread maintenance provisions.
(4)	The Company’s revolving credit facility can be drawn upon to fund the acquisition of future real estate investments.

The following table presents the future principal payments under the Company’s mortgage notes and revolving credit facility as of June 30, 2021 ($ in thousands):

Year	Amount
2021 (remaining)	$1,562
2022	51,183
2023	1,049,041
2024	481,859
2025	647,056
Thereafter	2,614,412
Total	$4,845,113

Interest paid on the Company’s mortgage notes and revolving credit facility for the three and six months ended June 30, 2021 was $25.8 million and $42.4 million, respectively. Interest paid on the Company’s mortgage notes and revolving credit facility for the three and six months ended June 30, 2020 was $17.0 million and $26.9 million, respectively.

The Company’s mortgage notes and revolving credit facility may contain customary events of default and covenants, including limitations on liens and indebtedness. The Company is not aware of any instance of noncompliance with financial covenants as of June 30, 2021.

7.	Secured Financings on Investments in Real Estate Debt

Secured financings on investments in real estate debt are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Although structured as a sale and repurchase obligation, a secured financing on investments in real estate debt operates as a financing under which securities are pledged as collateral to secure a short-term loan equal in value to a specified percentage of the market value of the pledged collateral. While used as collateral, the Company retains beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a secured financing on investments in real estate debt , the Company is required to repay the loan and concurrently receive the pledged collateral from the lender or, with the consent of the lender, renew such agreement at the then prevailing financing rate.

Interest rates on these borrowings are determined based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of the borrowing at which time the Company may enter into a new borrowing arrangement at prevailing market rates with the same counterparty or repay that counterparty and negotiate financing with a different counterparty.

The fair value of financial instruments pledged as collateral on the Company’s secured financings on investments in real estate debt disclosed in the tables below represent the Company’s fair value of such instruments, which may differ from the fair value assigned to the collateral by its counterparties.

During February 2021, the Company entered into a repurchase agreement with Barclays Bank PLC in order to finance its term loan investment (the “Barclays RA”). The Barclays RA interest rate is equal to the three-month U.S. dollar-denominated LIBOR plus a spread.

For financial statement purposes, the Company does not offset its secured financings on investments in real estate debt and securities lending transactions because the conditions for netting as specified by GAAP are not met. Although not offset on the Company’s Condensed Consolidated Balance Sheets, these transactions are included in the following tables ($ in thousands):

			June 30, 2021
Indebtedness	Maturity Date	Coupon	Collateral Assets(1)	Outstanding Balance
Barclays RA	2/26/2026	L + 2.50%	$497,322	$138,145
			$497,322	$138,145

			December 31, 2020
Indebtedness	Weighted Average Maturity Date	Weighted Average Coupon	Collateral Assets(1)	Outstanding Balance
RMBS	3/17/2021	1.93%	$155,538	$105,804
CMBS	1/6/2021	2.10%	2,867	2,450
			$158,405	$108,254

(1)	Represents the fair value of the Company’s investments in real estate debt.

Interest paid on the Company’s secured financings on investments in real estate debt for the three and six months ended June 30, 2021 was $0.4 million and $0.4 million, respectively. Interest paid on the Company’s repurchase agreements for the three and six months ended June 30, 2020 was $1.2 million and $1.9 million, respectively.

8.	Unsecured Revolving Credit Facility

On December 16, 2020, the Company entered into an unsecured revolving credit facility (the “Line of Credit”) for $100 million with multiple banks. The Line of Credit expires on December 16, 2023, at which time the Company may request additional one-year extensions thereafter. Interest under the Line of Credit is determined based on one-month U.S. dollar-denominated LIBOR plus 3.0%. As of June 30, 2021 and December 31, 2020, the capacity of the Line of Credit was $100 million. There were no outstanding borrowings on the Line of Credit as of June 30, 2021 and December 31, 2020. On various dates, subsequent to June 30, 2021, the Company increased the capacity on its Line of Credit to $450 million.

9.	Other Assets and Other Liabilities

The following table summarizes the components of Other assets ($ in thousands):

	June 30, 2021	December 31, 2020
Intangible assets, net	$237,587	$179,856
Equity securities	66,536	—
Acquisition deposits	47,312	7
Receivables	32,532	23,692
Derivative instruments	32,425	1,410
Prepaid expenses	10,274	4,047
Interest receivable	9,722	548
Deferred financing costs, net	1,061	1,268
Other	696	307
Total	$438,145	$211,135

The following table summarizes the components of Other liabilities ($ in thousands):

	June 30, 2021	December 31, 2020
Debt investment payable [1]	$296,928	$—
Intangible liabilities, net	43,336	32,656
Accounts payable and accrued expenses	40,929	19,651
Real estate taxes payable	30,370	14,842
Distributions payable	17,367	8,682
Tenant security deposits	15,782	9,842
Accrued interest expense	8,074	7,309
Deferred income	7,383	11,111
Right of use liability - operating lease	6,375	6,390
Derivative instruments	1,336	5,167
Other	9,779	1,422
Total	$477,659	$117,072

(1)	Amount related to the acquisition of CMBS - floating investments. Such amount was settled during July 2021.

10.	Equity and Redeemable Non-controlling Interest

Authorized Capital

The Company is authorized to issue preferred stock and four classes of common stock consisting of Class T shares, Class S shares, Class D shares, and Class I shares. The Company’s board of directors has the ability to establish the preferences and rights of each class or series of preferred stock, without stockholder approval, and as such, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of common stock. The differences among the common share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees. See Note 2 for a further description of such items. Other than the differences in upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees, each class of common stock is subject to the same economic and voting rights.

Charter Amendment

On May 10, 2021, the Company amended its charter to increase the number of shares of stock that the Company has authority to issue to 3,100,000,000 shares, consisting of 3,000,000,000 shares of common stock, $0.01 par value per share, 500,000,000 of which are classified as Class T common stock, 1,000,000,000 of which are classified as Class S common stock, 500,000,000 of which are classified as Class D common stock and 1,000,000,000 of which are classified as Class I common stock, and 100,000,000 shares of preferred stock, $0.01 par value per share. Prior to the amendment, the Company had authority to issue 1,100,000,000 shares, consisting of 1,000,000,000 shares of common stock, $0.01 par value per share, 250,000,000 of which were classified as Class T common stock, 250,000,000 of which were classified as Class S common stock, 250,000,000 of which were classified as Class D common stock and 250,000,000 of which were classified as Class I common stock, and 100,000,000 shares of preferred stock, $0.01 par value per share.

As of June 30, 2021, the Company had the authority to issue 3,100,000,000 shares of capital stock, consisting of the following:

Classification	Number of Shares	Par Value
Preferred Stock	100,000,000	$0.01
Class T Shares	500,000,000	$0.01
Class S Shares	1,000,000,000	$0.01
Class D Shares	500,000,000	$0.01
Class I Shares	1,000,000,000	$0.01
Total	3,100,000,000

Common Stock

The following table details the movement in the Company’s outstanding shares of common stock:

	Six months ended June 30, 2021
	Class T	Class S	Class D	Class I	Total
December 31, 2020	2,463,182	46,431,661	2,847,097	39,152,913	90,894,853
Common stock shares issued	833,160	43,784,873	6,260,232	39,571,603	90,449,868
Distribution reinvestment plan shares issued	38,074	846,953	64,225	514,584	1,463,836
Common stock shares repurchased	(36,256)	(667,212)	(22,023)	(617,682)	(1,343,173)
June 30, 2021	3,298,160	90,396,275	9,149,531	78,621,418	181,465,384

Share Repurchases

For the three months ended June 30, 2021, the Company repurchased 775,088 shares of common stock representing a total of $16.9 million. For the six months ended June 30, 2021, the Company repurchased 1,343,173 shares of common stock representing a total of $29.2 million. The Company had no unfulfilled repurchase requests during the six months ended June 30, 2021.

Distributions

The Company generally intends to distribute substantially all of its taxable income, which does not necessarily equal net income as calculated in accordance with GAAP, to its stockholders each year to comply with the REIT provisions of the Code.

Each class of common stock receives the same gross distribution per share. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the monthly distribution per share and paid directly to the applicable distributor.

The following table details the aggregate distributions declared for each applicable class of common stock for the six months ended June 30, 2021:

	Class T	Class S	Class D	Class I
Gross distributions declared per share of common stock	$0.6210	$0.6210	$0.6210	$0.6210
Stockholder servicing fee per share of common stock	(0.0920)	(0.0924)	(0.0271)	—
Net distributions declared per share of common stock	$0.5290	$0.5286	$0.5939	$0.6210

Redeemable Non-controlling Interest

In connection with its performance participation interest, the Special Limited Partner holds Class I units in the Operating Partnership.  See Note 11 for further details of the Special Limited Partner’s performance participation interest. Because the Special Limited Partner has the ability to redeem its Class I units for cash, at its election, the Company has classified these Class I units as Redeemable non-controlling interest in mezzanine equity on the Company’s Condensed Consolidated Balance Sheets. The Redeemable non-controlling interest is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and dividends, or the redemption value, which is equivalent to fair value, of such units at the end of each measurement period. As the redemption value was greater than the adjusted carrying value at June 30, 2021, the Company recorded an allocation adjustment of $2.3 million between Additional paid-in capital and Redeemable non-controlling interest.

The following table summarizes the Redeemable non-controlling interest activity for the six months ended June 30, 2021 ($ in thousands):

	June 30, 2021	June 30, 2020
Balance at the beginning of the year	$10,409	$—
Settlement of performance participation allocation	15,061	10,366
GAAP income allocation	(570)	(415)
Distributions	(730)	(298)
Fair value allocation	2,304	578
Ending balance	$26,474	$10,231

11.	Related Party Transactions

Acquisition of Investments

On March 20, 2020, the Company acquired a 75% interest in 60 State Street, a 911,000-square-foot office building in Boston, Massachusetts through a joint venture, between the Company and the Sponsor. The Sponsor purchased a 25% interest (the “60 State Street Membership Interests”) alongside the Company with the intent of subsequently selling it to an unaffiliated buyer. The Sponsor subsequently exercised its right to put the 60 State Street Membership Interests to the Company. During the second quarter of 2020, the Company acquired the 60 State Street Membership Interests in three transactions at a cost of $59.0 million plus interest equal to one-month LIBOR +2.40% or $0.3 million. As a result of this transaction, the Company wholly owns 60 State Street.

On October 29, 2020, the Company borrowed $22.0 million from the Sponsor to fund an acquisition. The borrowing was repaid on November 3, 2020 plus interest equal to one-month LIBOR plus 3.00%.

Management Fee and Performance Participation Allocation

The Advisor is entitled to an annual management fee equal to 1.25% of the Company’s NAV, payable monthly as compensation for the services it provides to the Company. The management fee can be paid, at the Advisor’s election, in cash, shares of common stock, or Operating Partnership units. During the three and six months ended June 30, 2021, the Company incurred management fees of $11.3 million and $18.7 million, respectively. During the three and six months ended June 30, 2020, the Company incurred management fees of $4.6 million and $8.5 million, respectively.

To date, the Advisor has elected to receive the management fee in shares of the Company’s common stock. For the six months ended June 30, 2021, the Company issued 653,979 unregistered Class I shares to the Advisor as payment for the management fee and also had a payable of $4.3 million related to the management fee as of June 30, 2021, which is included in Due to affiliates on the Company’s Condensed Consolidated Balance Sheets. During July 2021, the Advisor was issued 193,139 unregistered Class I shares as payment for the $4.3 million management fee accrued as of June 30, 2021. The shares issued to the Advisor for payment of the management fee were issued at the applicable NAV per share at the end of each month for which the fee was earned.

Additionally, the Special Limited Partner, an affiliate of the Advisor, holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation of the Operating Partnership’s total return to its capital account. Total return is defined as distributions paid or accrued plus the change in NAV. Under the Operating Partnership agreement, the annual total return will be allocated solely to the Special Limited Partner after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The annual distribution of the performance participation interest will be paid in cash or Class I units of the

Operating Partnership, at the election of the Special Limited Partner. During the three and six months ended June 30, 2021, the Company recognized $23.7 million and $32.4 million, respectively, of performance participation allocation in the Company’s Condensed Consolidated Statements of Operations.  During the three and six months ended June 30, 2020, the Company recognized $0 and $46,000, respectively, of performance participation allocation in the Company’s Condensed Consolidated Statements of Operations.

The 2020 performance participation allocation became payable on December 31, 2020 and, in January 2021, the Operating Partnership issued 695,320 Class I units in the Operating Partnership to the Special Limited Partner as payment for the 2020 performance participation allocation. Such Class I units were issued at the NAV per unit as of December 31, 2020.

Due to Affiliates

The following table details the components of Due to affiliates ($ in thousands):

	June 30, 2021	December 31, 2020
Accrued stockholder servicing fee	$156,667	$73,170
Performance participation allocation	32,382	15,061
Advanced organization and offering costs	5,100	5,830
Accrued management fee	4,348	2,103
Accrued affiliate service provider expenses	465	—
Advanced operating expenses	490	207
Total	$199,452	$96,371

Accrued stockholder servicing fee

As described in Note 2, the Company accrues the full amount of the future stockholder servicing fees payable to the Dealer Manager for Class T, Class S, and Class D shares up to the 8.75% limit at the time such shares are sold. As of June 30, 2021 and December 31, 2020, the Company has accrued $156.7 million and $73.2 million, respectively, of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S shares and Class D shares sold.  The Dealer Manager has entered into agreements with the selected dealers distributing the Company’s shares in the public offerings, which provide, among other things, for the re-allowance of the full amount of the selling commissions and dealer manager fee and all or a portion of the stockholder servicing fees received by the Dealer Manager to such selected dealers.

Advanced organization and offering costs

The Advisor and its affiliates incurred $7.3 million of organization and offering costs in connection with the Initial Public Offering (excluding upfront selling commissions, dealer manager fees and stockholder servicing fees) on behalf of the Company through December 21, 2019.  Such amount is being reimbursed to the Advisor ratably over 60 months, which commenced in January 2020.

Advanced operating expenses

As of June 30, 2021 and December 31, 2020, the Advisor had advanced approximately $0.1 million and $0.1 million, respectively, of expenses on the Company’s behalf for general corporate expenses provided by unaffiliated third parties.  Such amounts (incurred prior to 2019) are being reimbursed to the Advisor ratably over a 60 month period, which commenced in January 2020.

For the six months ended June 30, 2021 and the year ended December 31, 2020, the Advisor had incurred approximately $2.6 million and $2.7 million, respectively, of expenses on the Company’s behalf for general corporate expenses. Such amounts are being reimbursed to the Advisor one month in arrears.

Accrued affiliate service provider expenses

The Company has engaged and expects to continue to engage Highmark Residential (formerly Milestone Management), a portfolio company owned by an affiliate of the Sponsor, to provide property management services (including leasing, revenue management, accounting, legal and contract management, expense management, and capital expenditure projects and transaction support services) for a portion of the Company’s multifamily properties.  The cost for such services is a percentage of the gross receipts and project costs respectively (which will be reviewed periodically and adjusted if appropriate), plus actual costs allocated for transaction support services.  During the three and six months ended June 30, 2021, the Company has incurred approximately $1.4 million and $2.7 million, respectively, of expenses due to Highmark Residential services in connection with its investments and such amount is included in Rental property operating expenses on the Company’s Condensed Consolidated Statements of Operations. During the three and six months ended June 30, 2020, the Company incurred approximately $0.5 million and $1.1 million, respectively, of expenses due to Highmark Residential services in connection with its investments and such amount is included in Rental property operating expenses on the Company’s Condensed Consolidated Statements of Operations.

The Company has engaged Rinaldi, Finkelstein & Franklin L.L.C. (“RFF”), a law firm owned and controlled by Ellis F. Rinaldi, Co-General Counsel and Senior Managing Director of the Sponsor and certain of its affiliates, to provide corporate legal support services to the Company. During the three and six months ended June 30, 2021, the amounts incurred for services provided by RFF were $0.1 million and $0.2 million, respectively. During the three and six months ended June 30, 2020, the amounts incurred for services provided by RFF were $0.1 million and $0.1 million, respectively.

The Company has engaged Essex Title, LLC (“Essex”), a title agent company majority owned by the Sponsor. Essex acts as an agent for one or more underwriters in issuing title policies and/or providing support services in connection with investments by the Company, Starwood Capital and its affiliates and third parties. Essex focuses on transactions in rate-regulated states where the cost of title insurance is non-negotiable. Essex will not perform services in non-regulated states for the Company, unless (i) in the context of a portfolio transaction that includes properties in rate-regulated states, (ii) as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, (iii) when a third party is paying all or a material portion of the premium or (iv) when providing only support services to the underwriter. Essex earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating placement of title insurance with underwriters. Starwood receives distributions from Essex in connection with investments by the Company based on its equity interest in Essex. In each case, there will be no related offset to the Company.

During the three and six months ended June 30, 2021, the amounts incurred for services provided by Essex were $0.3 million and $0.3 million, respectively. During the three and six months ended June 30, 2020, the Company did not incur any expenses from Essex.

12.	Commitments and Contingencies

As of June 30, 2021 and December 31, 2020, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

13.	Leases

Lessee

Certain of the Company’s investments in real estate are subject to a ground lease. The Company’s ground lease is classified as an operating lease based on the characteristics of the lease. The ground lease was acquired as part of the acquisition of real estate and no incremental costs were incurred for such ground lease. The Company’s ground lease is non-cancelable and does not contain any additional renewal options.

The following table presents the future lease payments due under the Company’s ground lease as of June 30, 2021 ($ in thousands):

Operating Lease
2021 (remaining)	$199
2022	399
2023	399
2024	399
2025	399
Thereafter	16,355
Total undiscounted future lease payments	18,150
Difference between undiscounted cash flows and discounted cash flows	11,775
Total lease liability	$6,375

The Company utilized its incremental borrowing rate of 6% to determine its lease liabilities. As of June 30, 2021, the weighted average remaining lease term of the Company’s operating lease was 46 years.

Payments under the Company’s ground lease contain fixed payment components. The Company’s ground lease contained escalations prior to the Company’s hold period.

Lessor

The Company’s rental revenue primarily consists of rent earned from operating leases at the Company’s multifamily, industrial, office and medical office properties. Leases at the Company’s industrial, office and medical office properties generally include a fixed base rent and certain leases also contain a variable component. The variable component of the Company’s operating leases at its industrial, office and medical office properties primarily consist of the reimbursement of operating expenses such as real estate taxes, insurance, and common area maintenance costs.

Leases at the Company’s industrial, office and medical office properties are generally longer term and may contain extension and termination options at the lessee’s election. The Company’s rental revenue earned from leases at the Company’s multifamily properties primarily consists of a fixed base rent and certain leases contain a variable component that allows for the pass-through of certain operating expenses such as utilities. Leases at the Company’s multifamily properties are short term in nature, generally not greater than 12 months in length.

The following table summarizes the fixed and variable components of the Company’s operating leases ($ in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Fixed lease payments	$100,762	$59,618	$188,994	$100,221
Variable lease payments	15,474	8,709	25,349	14,571
Rental revenue	$116,236	$68,327	$214,343	$114,792

The following table presents the undiscounted future minimum rents the Company expects to receive for its industrial, office and medical office properties ($ in thousands) as of June 30, 2021. Leases at the Company’s multifamily properties are short term, generally 12 months or less, and are therefore not included.

Year	Future Minimum Rents
2021 (remaining)	$98,744
2022	172,627
2023	161,076
2024	142,177
2025	122,816
Thereafter	462,237
Total	$1,159,677

14.	Segment Reporting

The Company operates in six reportable segments: Multifamily properties, Hotel properties, Industrial properties, Office properties, Medical office properties and Investments in real estate debt. The Company allocates resources and evaluates results based on the performance of each segment individually. The Company believes that segment net operating income is the key performance metric that captures the unique operating characteristics of each segment.

The following table sets forth the total assets by segment ($ in thousands):

	June 30, 2021	December 31, 2020
Multifamily properties	$4,196,043	$2,738,210
Hotel properties	244,192	244,065
Industrial properties	1,561,868	551,898
Office properties	1,301,782	1,186,328
Medical office properties	193,636	196,559
Investments in real estate debt	980,425	218,225
Other (Corporate)	870,528	195,531
Total assets	$9,348,474	$5,330,816

The following table sets forth the financial results by segment for the three months ended June 30, 2021 ($ in thousands):

	Multifamily	Hotel	Industrial	Office	Medical Office	Investments in Real Estate Debt	Total
Revenues:
Rental revenue	$58,281	$—	$21,420	$32,664	$3,871	$—	$116,236
Hotel revenue	—	8,487	—	—	—	—	8,487
Other revenue	664	102	—	75	10	—	851
Total revenues	58,945	8,589	21,420	32,739	3,881	—	125,574
Expenses:
Rental property operating	23,778	—	5,872	11,210	1,461	—	42,321
Hotel operating	—	4,955	—	—	—	—	4,955
Total segment expenses	23,778	4,955	5,872	11,210	1,461	—	47,276
Income from unconsolidated real estate ventures	—	21	—	—	—	—	21
Income from investments in real estate debt	—	—	—	—	—	10,114	10,114
Segment net operating income	$35,167	$3,655	$15,548	$21,529	$2,420	$10,114	$88,433
Depreciation and amortization	$(28,020)	$(2,134)	$(12,846)	$(15,561)	$(2,124)	$—	$(60,685)

General and administrative							(5,916)
Management fees							(11,291)
Performance participation allocation							(23,674)
Interest expense							(32,162)
Other income, net							843
Net loss							$(44,452)
Net loss attributable to non- controlling interests in consolidated joint ventures							122
Net loss attributable to non- controlling interests in Operating Partnership							349
Net loss attributable to stockholders							$(43,981)

The following table sets forth the financial results by segment for the three months ended June 30, 2020 ($ in thousands):

	Multifamily	Hotel	Industrial	Office	Medical Office	Real Estate- Related Securities	Total
Revenues:
Rental revenue	$29,661	$—	$6,700	$27,959	$4,007	$—	$68,327
Hotel revenue	—	2,499	—	—	—	—	2,499
Other revenue	583	4	—	43	9	—	639
Total revenues	30,244	2,503	6,700	28,002	4,016	—	71,465
Expenses:
Rental property operating	11,331	—	1,646	9,089	1,348	—	23,414
Hotel operating	—	2,741	—	—	—	—	2,741
Total segment expenses	11,331	2,741	1,646	9,089	1,348	—	26,155
Loss from unconsolidated real estate ventures	—	(581)	—	—	—	—	(581)
Income from investments in real estate- related securities, net	—	—	—	—	—	9,078	9,078
Segment net operating income (loss)	$18,913	$(819)	$5,054	$18,913	$2,668	$9,078	$53,807
Depreciation and amortization	$(17,334)	$(2,064)	$(4,164)	$(13,324)	$(2,021)	$—	$(38,907)

General and administrative							(1,782)
Management fees							(4,596)
Performance participation allocation							—
Interest expense							(23,268)
Other expense, net							(8)
Net loss							$(14,754)
Net loss attributable to non- controlling interests in consolidated joint ventures							409
Net loss attributable to non- controlling interests in Operating Partnership							83
Net loss attributable to stockholders							$(14,262)

The following table sets forth the financial results by segment for the six months ended June 30, 2021 ($ in thousands):

	Multifamily	Hotel	Industrial	Office	Medical Office	Investments in Real Estate Debt	Total
Revenues:
Rental revenue	$112,660	$—	$31,999	$62,233	$7,451	$—	$214,343
Hotel revenue	—	15,453	—	—	—	—	15,453
Other revenue	1,219	166	—	124	20	—	1,529
Total revenues	113,879	15,619	31,999	62,357	7,471	—	231,325
Expenses:
Rental property operating	46,808	—	8,791	22,128	3,056	—	80,783
Hotel operating	—	9,373	—	—	—	—	9,373
Total segment expenses	46,808	9,373	8,791	22,128	3,056	—	90,156
Loss from unconsolidated real estate ventures	—	(1)	—	—	—	—	(1)
Income from investments in real estate debt	—	—	—	—	—	18,908	18,908
Segment net operating income (loss)	$67,071	$6,245	$23,208	$40,229	$4,415	$18,908	$160,076
Depreciation and amortization	$(57,267)	$(4,263)	$(18,910)	$(30,728)	$(4,313)	$—	$(115,481)

General and administrative							(8,622)
Management fees							(18,711)
Performance participation allocation							(32,382)
Interest expense							(50,107)
Other income, net							644
Net loss							$(64,583)
Net loss attributable to non- controlling interests in consolidated joint ventures							143
Net loss attributable to non- controlling interests in Operating Partnership							570
Net loss attributable to stockholders							$(63,870)

The following table sets forth the financial results by segment for the six months ended June 30, 2020 ($ in thousands):

	Multifamily	Hotel	Industrial	Office	Medical Office	Investments in Real Estate Debt	Total
Revenues:
Rental revenue	$54,775	$—	$13,388	$40,772	$5,857	$—	$114,792
Hotel revenue	—	12,714	—	—	—	—	12,714
Other revenue	845	78	—	54	19	—	996
Total revenues	55,620	12,792	13,388	40,826	5,876	—	128,502
Expenses:
Rental property operating	20,271	—	3,362	13,415	1,910	—	38,958
Hotel operating	—	8,705	—	—	—	—	8,705
Total segment expenses	20,271	8,705	3,362	13,415	1,910	—	47,663
Loss from unconsolidated real estate ventures	—	(221)	—	—	—	—	(221)
Income from investments in real estate- related securities, net	—	—	—	—	—	(11,095)	(11,095)
Segment net operating income (loss)	$35,349	$3,866	$10,026	$27,411	$3,966	$(11,095)	$69,523
Depreciation and amortization	$(34,124)	$(4,142)	$(8,328)	$(20,105)	$(2,751)	$—	$(69,450)

General and administrative							(4,140)
Management fees							(8,542)
Performance participation allocation							(46)
Interest expense							(42,909)
Other income, net							163
Net loss							$(55,401)
Net loss attributable to non- controlling interests in consolidated joint ventures							1,047
Net loss attributable to non- controlling interests in Operating Partnership							415
Net loss attributable to stockholders							$(53,939)

15.	Subsequent Events

Acquisitions/New Investments

Subsequent to June 30, 2021, the Company acquired, in three separate transactions, industrial and multifamily real estate properties with an aggregate cost of approximately $266.1 million, exclusive of closing costs and related working capital.

Subsequent to June 30, 2021, the Company purchased $110.0 million in equity securities of a public real estate-related company.

Financings

On various dates, subsequent to June 30, 2021, the Company increased the capacity on its Line of Credit to $450 million.

Proceeds from the Issuance of Common Stock

As of August 13, 2021, the Company had received net proceeds of $5.0 billion from the issuance of its common stock in its public offerings.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References herein to "Starwood Real Estate Income Trust, Inc.”, "Company,” "we," “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The following discussion should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under “Item 1A. Risk Factors” in our Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2021 and elsewhere in this Quarterly Report on Form 10-Q. We do not undertake to revise or update any forward-looking statements.

Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements about our business, including, in particular, statements about our plans, strategies and objectives. Forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties, including risks related to the COVID-19 pandemic. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control.

Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

You should carefully review Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2020, and elsewhere in this Quarterly Report on Form 10-Q for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We were formed on June 22, 2017 as a Maryland corporation to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. Our portfolio is principally comprised of properties located in the United States. We may diversify our portfolio on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, the Company invests in real estate debt, including loans secured by real estate and real estate-related securities. We are an externally advised, perpetual-life REIT. We own all or substantially all of our assets through the Operating Partnership, of which we are the sole general partner. We and the Operating Partnership are externally managed by the Advisor.

Our board of directors has at all times oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to an advisory agreement among the Advisor, the Operating Partnership and us (the “Advisory Agreement”), we have delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

We have elected to be taxed as a REIT under the Code for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income to stockholders and maintain our qualification as a REIT.

We registered with the SEC our Initial Public Offering of up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. The share classes have different upfront selling commissions and ongoing stockholder servicing fees. As of December 21, 2018, we satisfied the minimum offering requirement and our board of directors authorized the release of proceeds from escrow. On October 29, 2020, we filed a Registration Statement on Form S-11 with the SEC (File No. 333-249719) for our Follow-on Public Offering to register $10.0 billion in shares of common stock, consisting of up to $8.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. On June 2, 2021, the SEC declared the Follow-on Public Offering effective and the Initial Public Offering automatically terminated. We are selling in the Follow-on Public Offering any combination of four classes of shares of our common stock, with a dollar value up to the maximum aggregate amount. We intend to continue selling shares in the Follow-on Public Offering on a monthly basis.

As of August 13, 2021, we had received net proceeds of $5.0 billion from the sale of our common stock through our public offerings. We have contributed the net proceeds from our public offerings to the Operating Partnership in exchange for a corresponding number of Class T, Class S, Class D and Class I units. The Operating Partnership has primarily used the net proceeds to make investments in real estate and real estate debt as further described below under “Portfolio.”

Recent Developments

COVID-19 Business Outlook

The outbreak of COVID-19 was declared by the World Health Organization as a global health emergency on January 30, 2020 and then as a pandemic in March 2020.

The Advisor has been following guidance from the Centers for Disease Control (“CDC”) and Prevention and local health authorities to ensure it has the plans and resources in place to safeguard the health and wellbeing of its employees and the Advisor continues to operate normally across investment, asset management and corporate support functions.

Although the U.S. Food and Drug Administration has approved certain therapies and vaccines for emergency use and distribution to the public, there remain uncertainties as to the logistics of implementing a national vaccine program, the public’s willingness to receive the vaccine in sufficient numbers and the overall efficacy of the vaccines once widely administered, especially as new strains of COVID-19 have been discovered, and the level of resistance these new strains have to the existing vaccines remains unknown. Until such therapies and vaccines are widely administered and effective, the pandemic and public and private responses to the pandemic may lead to deterioration of economic conditions, which could materially affect our or our tenants’ performance, financial condition, results of operations, and cash flows. The extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, the impact of new variants of the coronavirus, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others.

Impact of COVID-19 - Results of Operations

COVID-19 had a minimal impact on rent collections for the three and six months ended June 30, 2021. While it is difficult to predict the future impact of COVID-19, our rent collections to date have not changed materially. In June 2021, the CDC extended the eviction moratorium, which was scheduled to expire on June 30, 2021, through July 31, 2021 at which point it expired. On August 4, 2021, the CDC announced a new, "temporary" moratorium on evictions separate from the CDC's prior eviction moratorium that expired July 31, 2021. The new order, which expires on October 3, 2021 covers counties experiencing "substantial" or "high" levels of COVID-19 spread.

Our operating results depend, in large part, on revenues derived from leasing to residential and commercial tenants and the ability of our tenants to earn sufficient income to pay their rents in a timely manner. While we have performed relatively well in this regard, the rapid development and fast-changing nature of the COVID-19 pandemic creates many unknowns that could have a future material impact on us. Its duration and severity, the extent of the adverse health impact on the general population and governmental measures implemented to prevent its spread and cushion the economic impact on consumers, are among the unknowns. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future consolidated results of operations and overall performance.

Beginning in March 2020, our hotel segment experienced a material decrease in occupancy. The conditions caused by COVID-19 have had a material impact on the performance of our hotel assets for the three and six months ended June 30, 2021 where year-over-year occupancy was down 12% and the average daily rate was down 25%. Average monthly occupancy has improved from 46% during March 2021 to 76% during June 2021.

The COVID-19 pandemic caused significant market pricing and liquidity dislocation in March 2020, causing a broad-based market decline across securities. This had a significant impact on our investments in real estate debt. Values have since rebounded and the markets have stabilized as a result of the Federal government’s injection of liquidity into the monetary system and an easing of travel restrictions. See “—Results of Operations — Income (Loss) from Investments in Real Estate Debt.”

For additional discussion with respect to the potential impact of the COVID-19 pandemic on our liquidity and capital resources see “—Liquidity and Capital Resources” below.

Please refer to Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2020, as well as Part II, Item 1A. “Risk Factors” elsewhere in this Quarterly Report on Form 10-Q for additional disclosure relating to material trends or uncertainties that may impact our business.

Q2 2021 Highlights

Operating Results:

•	Raised $1.2 billion and $1.8 billion of gross proceeds in our public offerings during the three and six months ended June 30, 2021, respectively.
•

Declared monthly net distributions totaling $45.6 million and $76.5 million for the three and six months ended June 30, 2021, respectively.  As of June 30, 2021, the annualized net distribution rate was 4.7% for Class T, 4.7% for Class S, 5.3% for Class D and 5.6% for Class I shares.

•

Year-to-date total returns through June 30, 2021, excluding upfront selling commissions and dealer manager fees, of 6.7% for Class T, 6.4% for Class S, 6.6% for Class D and 6.9% for Class I shares. Total return is calculated as the change in NAV per share during the respective periods, assuming any distributions are reinvested in accordance with our distribution reinvestment plan. Management believes total return is a useful measure of the overall investment performance of our shares.

•

Annualized total return from inception through June 30, 2021, excluding upfront selling commissions and dealer manager fees, was 9.7% for Class T, 9.9% for Class S, 10.3% for Class D and 10.7% for Class I shares. Annualized total return from inception through June 30, 2021, assuming full upfront selling commissions and dealer manager fees was 8.3% for Class T, 8.4% for Class S and 9.6% for Class D shares.

Investments:

•

In April 2021, we closed on a 16-property, Class A industrial portfolio located in the industrial hubs of Boulder County and Denver, Colorado (“Denver/Boulder Industrial Portfolio”) for $396.0 million, excluding closing costs. The Denver/Boulder Industrial Portfolio contains 1.7 million square feet and was 91% leased at acquisition with an average remaining lease term of 6.5 years.

•

In April 2021, we closed on a six-property, Class A industrial portfolio in Houston, TX (“Independence Industrial Portfolio”) for $195.0 million, excluding closing costs. The Independence Industrial Portfolio contains 2.3 million square feet and was 100% leased at acquisition with an average remaining lease term of 3.5 years.

•

In May 2021, we closed on a 19-property industrial portfolio in Reno, Nevada (“Reno Logistics Portfolio”) for $396.3 million, excluding closing costs. The Reno Logistics Portfolio contains 3.1 million square feet and was 99% leased to 53 tenants at acquisition with an average remaining lease term of 3.6 years.

•

In May 2021, we closed on a portfolio of nine stabilized, affordable housing garden style apartment communities located in DC metro, Maryland, Virginia, South Carolina, Georgia, and Florida (“Southeast Affordable Housing Portfolio II”) for $251.3 million, excluding closing costs. The Southeast Affordable Housing Portfolio II contains 1,642 units and was 99% occupied at acquisition.

•

In June 2021, we closed on a portfolio of 16 Class A suburban multifamily properties across 11 growth markets in the Southeastern U.S. (“Azalea Multifamily Portfolio”) for $1.2 billion, excluding closing costs. The Azalea Multifamily Portfolio contains 5,372 units and was 96% occupied at acquisition.

•	In June 2021, we closed on a $296.9 million position in a CMBS loan secured by 555 lodging properties totaling 61,650 keys and the leasehold interests in five hotels totaling 607 keys.

•	Subsequent to June 30, 2021, the Company acquired, in three separate transactions, the following real estate properties:

▪	A 690-unit, Class A multifamily property located in Dallas, Texas for a total purchase price of $128.6 million, excluding closing costs;
▪	A portfolio of three prime industrial assets containing 69,619 square meters located in Northern Italy for a purchase price of $83.5 million, excluding closing costs;

▪	The final asset in the Azalea Multifamily Portfolio consisting of 248 units located in Atlanta, Georgia for a purchase price $54.0 million, excluding closing costs.

Financings:

•	During the three months ended June 30, 2021, we closed an aggregate of $1.7 billion in property-level financing.
•	On various dates, subsequent to June 30, 2021, we increased the capacity on our Line of Credit to $450 million.

Portfolio

Summary of Portfolio

The following chart outlines the percentage of our assets across investments in real estate and investments in real estate debt based on fair value as of June 30, 2021:

The following charts further describe the composition of our investments in real estate and investments in real estate debt based on fair value as of June 30, 2021:

Asset Type [1]

51%
18%
15%
11%
2%
2%
1%
Multifamily
Industrial
Office
Real Estate Debt
Hotel
Medical Office
Preferred Equity

(1)

Investments in real estate includes our direct property investments, our unconsolidated investment and equity in public real estate-related companies. Geography weighting is measured as the asset value of real estate properties and unconsolidated real estate venture for each geographical category against the total value of all (i) real estate properties and (ii) unconsolidated real estate venture.

Investments in Real Estate

As of June 30, 2021, we had acquired 213 real estate properties and one investment in an unconsolidated real estate venture with an aggregate purchase price of approximately $7.4 billion, excluding closing costs and related working capital. The following table provides a summary of our portfolio as of June 30, 2021 ($ in thousands):

Segment	Number of Properties	Sq. Feet (in millions) / Number of Units/Keys	Occupancy Rate (1)	Gross Asset Value (2)	Segment Revenue	Percentage of Segment Revenue
Multifamily	101	22,706 units	97%	$4,435,309	$113,879	49%
Hotel	9	1,293 keys	56%	212,858	15,619	7%
Industrial	84	13.0 sq. ft.	97%	1,617,911	31,999	14%
Office	17	3.32 sq. ft.	90%	1,359,200	62,357	27%
Medical office	3	0.39 sq. ft.	89%	205,800	7,471	3%
Total	214			$7,831,078	$231,325	100%

(1)

The occupancy rate for our industrial, office and medical office investments is defined as all leased square footage divided by the total available square footage as of June 30, 2021. The occupancy rate for our multifamily investments is defined as the number of leased units divided by the total unit count as of June 30, 2021. The occupancy rate for our hotel investments is based on the trailing 12 month average occupancy for the period ended June 30, 2021.

(2)	Based on fair value as of June 30, 2021.

Real Estate

The following table provides information regarding our portfolio of real estate properties as of June 30, 2021:

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest (1)	Purchase Price (in millions)(2)	Sq. Feet (in millions) / Number of Units/Keys	Occupancy(3)
Multifamily:
Florida Multifamily Portfolio	4	Jacksonville/Naples, FL	January 2019	100%	$99.6	1,150	97%
Phoenix Property	1	Mesa, AZ	January 2019	100%	45.8	256	97%
Savannah Property	1	Savannah, GA	January 2019	100%	36.2	203	99%
Concord Park Apartments	1	Fort Meade, MD	July 2019	100%	86.7	335	97%
Columbus Multifamily	4	Columbus, OH	September/October 2019	96%	201.7	1,012	97%
Cascades Apartments	1	Charlotte, NC	October 2019	100%	109.6	570	95%
Thornton Apartments	1	Alexandria, VA	October 2019	100%	180.2	439	96%
Exchange on Erwin	1	Durham, NC	November 2019	100%	74.5	265	90%
The Griffin	1	Scottsdale, AZ	December 2019	100%	96.2	277	97%
Avida Apartments	1	Salt Lake City, UT	December 2019	100%	86.7	400	95%
Southeast Affordable Housing Portfolio	22	Various	Various 2020	100%	590.7	4,384	97%
Highlands Portfolio	3	Columbus, OH	June 2020	96%	102.0	599	95%
The Baxter Decatur	1	Atlanta, GA	August 2020	100%	82.0	290	97%
Florida Affordable Housing Portfolio II	4	Jacksonville, FL	October 2020	100%	113.5	958	98%
Mid-Atlantic Affordable Housing Portfolio	28	Various	October 2020	100%	531.3	3,660	98%
Acadia	1	Ashburn, VA	December 2020	100%	190.2	630	95%
Kalina Way	1	Salt Lake City, UT	December 2020	100%	84.0	264	97%
Southeast Affordable Housing Portfolio II	9	DC, FL, GA, MD, SC, VA	May 2021	100%	251.3	1,642	98%
Azalea Multifamily Portfolio	16	TX, FL, NC, MD, TN	June 2021	100%	1,162.0	5,372	96%
Total Multifamily	101				4,124.2	22,706
Hotel:
U.S. Select Service Portfolio	8	FL, CO, TN, OH, AR	January 2019	100%	229.0	1,057	59%
Fort Lauderdale Hotel (4)	1	Fort Lauderdale, FL	March 2019	43%	12.3	236	41%
Total Hotel	9				241.3	1,293
Office:
Florida Office Portfolio	11	Jacksonville, FL	May 2019	97%	231.0	1.27	84%
Columbus Office Portfolio	1	Columbus, OH	October 2019	96%	73.3	0.32	98%
Nashville Office	1	Nashville, TN	February 2020	100%	264.1	0.36	100%
60 State Street	1	Boston, MA	March 2020	100%	614.3	0.91	91%
Stonebridge	3	Atlanta, GA	February 2021	100%	134.8	0.46	91%
Total Office	17				1,317.5	3.32
Industrial:
Midwest Industrial Portfolio	33	IL, IN, OH, WI	November 2019	95%	319.6	4.07	95%
Airport Logistics Park	6	Nashville, TN	September 2020	100%	62.3	0.40	100%
Marshfield Industrial Portfolio	4	Baltimore, MD	October 2020	100%	164.2	1.33	100%
Denver/Boulder Industrial Portfolio	16	Denver, CO	April 2021	100%	396.0	1.68	91%
Independence Industrial Portfolio	6	Houston, TX	April 2021	100%	195.0	2.33	100%
Reno Logistics Portfolio	19	Reno, NV	May 2021	100%	396.3	3.14	99%
Total Industrial	84				1,533.4	13.0
Medical Office:
Exchange on Erwin - Commercial	2	Durham, NC	November 2019	100%	36.7	0.10	94%
Barlow	1	Chevy Chase, MD	March 2020	100%	160.0	0.29	87%
Total Medical Office	3				196.7	0.39

Total Investment Properties	214				$7,413.1

(1)

Certain of the joint venture agreements entered into by us provide the other partner a profits interest based on certain internal rate of return hurdles being achieved. Such investments are consolidated by us and any profits interest due to the other partner will be reported within non-controlling interests in consolidated joint ventures on the Company’s condensed consolidated balance sheets. The table also includes a property owned by an unconsolidated entity.

(2)	Purchase price excludes total acquisition costs of $67.4 million.
(3)

The occupancy rate for our industrial, office and medical office investments is defined as all leased square footage divided by the total available square footage as of June 30, 2021. The occupancy rate for our multifamily investments is defined as the number of leased units divided by the total unit count as of June 30, 2021. The occupancy rate for our hotel investments is based on the trailing 12 month average occupancy for the period ended June 30, 2021.

(4)	Purchase price represents our initial equity investment into the joint venture.

Impact of COVID-19 – Impairment Analysis

As of June 30, 2021, we had not recorded an impairment on any investments in our real estate portfolio. Despite revisions to future cash flows as a result of the anticipated impacts of COVID-19, as of June 30, 2021, the undiscounted cash flows of each of our real estate investments exceeded their carrying value. Certain investments within our portfolio, specifically our hotel assets, are more susceptible to future impairment considerations due to uncertainty around future cash flows. This uncertainty is a result of the significant declines in occupancy and rates from reduced travel and group business, as well as the uncertainty around the length of time needed for these assets to return to stabilization. In the second quarter of 2021, our hotel assets averaged 74% occupancy. Due to the rapidly changing environment, we will continue to evaluate our cash flow assumptions. Continued negative impacts of COVID-19 could result in impairments to certain of our investments in future periods.

Investments in Real Estate Debt

The following table details our investments in real estate debt as of June 30, 2021 ($ in thousands):

Type of Security/Loan	Number of Positions	Weighted Average Coupon (1)	Weighted Average Maturity Date (2)	Cost Basis	Fair Value
RMBS	52	3.11%	September 16, 2045	$180,263	$183,401
CMBS - floating	4	L + 3.46%	July 15, 2038	296,928	296,928
CMBS - fixed	1	6.26%	July 25, 2039	2,954	2,774
Total real estate securities	57	3.34%	March 22, 2041	480,145	483,103
Term loan (3)	1	L + 5.35%	February 26, 2026	504,540	497,322
Total investments in real estate debt	58	4.39%	June 28, 2033	$984,685	$980,425

(1)	As of June 30, 2021, our RMBS investments had floating rate coupons ranging from 0.00% to 7.95% and our CMBS fixed investment had floating rate coupon of 6.26%.
(2)	Weighted average maturity date is based on the fully extended maturity date of the underlying collateral.
(3)

On February 26, 2021, we provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of a premier United Kingdom holiday company. The loan is in the amount of £360 million with an initial term of five years, with a two year extension option.

The following chart describes the diversification of our investments in real estate debt by type based on fair value as of June 30, 2021:

.

Lease Expirations

The following table details the expiring leases at our industrial, office and medical office properties by annualized base rent as of June 30, 2021 ($ in thousands). The table below excludes our hotel properties and multifamily properties as substantially all leases at such properties expire within 12 months:

	Industrial		Office		Medical Office		Total
Year	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring
2021 (remaining)	$3,117	2%	$1,450	1%	$529	0%	$5,096	3%
2022	7,547	4%	8,816	4%	1,773	1%	18,136	9%
2023	8,578	4%	8,012	4%	2,115	1%	18,705	9%
2024	13,673	7%	7,097	4%	2,484	1%	23,254	12%
2025	11,352	6%	6,253	3%	731	0%	18,336	9%
2026	7,166	4%	13,594	7%	1,248	1%	22,008	11%
2027	8,908	4%	5,900	3%	1,371	1%	16,179	8%
2028	4,661	2%	7,295	4%	332	0%	12,288	6%
2029	2,032	1%	4,109	2%	915	0%	7,056	4%
2030	5,825	3%	9,083	5%	1,433	1%	16,341	8%
Thereafter	7,397	4%	33,252	17%	315	0%	40,964	21%
Total	$80,256	40%	$104,861	53%	$13,246	7%	$198,363	100%
(1)

Annualized base rent is determined from the annualized base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.

Results of Operations

The following table sets forth information regarding our consolidated results of operations ($ in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenues
Rental revenue	$116,236	$68,327	$214,343	$114,792
Hotel revenue	8,487	2,499	15,453	12,714
Other revenue	851	639	1,529	996
Total revenues	125,574	71,465	231,325	128,502
Expenses
Rental property operating	42,321	23,414	80,783	38,958
Hotel operating	4,955	2,741	9,373	8,705
General and administrative	5,916	1,782	8,622	4,140
Management fees	11,291	4,596	18,711	8,542
Performance participation allocation	23,674	—	32,382	46
Depreciation and amortization	60,685	38,907	115,481	69,450
Total expenses	148,842	71,440	265,352	129,841
Other (expense) income
Income (loss) from unconsolidated real estate ventures	21	(581)	(1)	(221)
Income (loss) from investments in real estate debt	10,114	9,078	18,908	(11,095)
Interest expense	(32,162)	(23,268)	(50,107)	(42,909)
Other income (expense), net	843	(8)	644	163
Total other expense	(21,184)	(14,779)	(30,556)	(54,062)
Net loss	$(44,452)	$(14,754)	$(64,583)	$(55,401)
Net loss attributable to non-controlling interests in consolidated joint ventures	$122	$409	$143	$1,047
Net loss attributable to non-controlling interests in Operating Partnership	349	83	570	415
Net loss attributable to stockholders	$(43,981)	$(14,262)	$(63,870)	$(53,939)

Revenues

Rental revenue primarily consists of base rent arising from tenant leases at our multifamily, industrial, office and medical office properties. Rental revenue is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. During the three months ended June 30, 2021 and 2020, rental revenue was $116.2 million and $68.3 million, respectively. During the six months ended June 30, 2021 and 2020, rental revenue was $214.3 million and $114.8 million, respectively. The increase in rental revenue was driven by the growth in our portfolio, which increased from 95 consolidated properties as of June 30, 2020 to 213 consolidated properties as of June 30, 2021.

While it is difficult to predict the future impact of COVID-19, our rent collections to date have not changed materially. To date we have received very few requests from our tenants seeking concessions.

Hotel revenue consists of income from our hotel properties. Hotel revenue consists primarily of room revenue. During the three months ended June 30, 2021 and 2020, hotel revenue was $8.5 million and $2.5 million, respectively. During the six months ended June 30, 2021 and 2020, hotel revenue was $15.5 million and $12.7 million, respectively. Beginning in March 2020, our hotel segment experienced a material decrease in occupancy arising from the conditions caused by COVID-19. As a result of unprecedented travel declines and stay at home orders due to COVID-19, our hotel occupancies declined to 45% by the end of March 2020 but have rebounded to approximately 76% in June 2021.

Expenses

Rental property operating and hotel operating expenses consist of the costs of ownership and operation of the real estate investments.  Examples of rental property operating and hotel operating expenses include real estate taxes, insurance, utilities and repair and maintenance expenses.  Rental property operating and hotel operating expenses also include general and administrative expenses unrelated to the operations of the properties. During the three months ended June 30, 2021 and 2020, rental property operating and hotel operating expenses were $47.3 million and $26.2 million, respectively. During the six months ended June 30, 2021 and 2020, rental property operating and hotel operating expenses were $90.2 million and $47.7 million, respectively. The increase is driven by the growth in our portfolio, which increased from 95 consolidated properties as of June 30, 2020 to 213 consolidated properties as of June 30, 2021.

General and administrative expenses are corporate-level expenses that relate mainly to our compliance and administration costs and consist primarily of legal fees, accounting fees, transfer agent fees and other professional fees. During the three months ended June 30, 2021, general and administrative expenses increased $4.1 million compared to the three months ended June 30, 2020.  During the six months ended June 30, 2021, general and administrative expenses increased $4.5 million compared to the six months ended June 30, 2020. The increases are driven by the growth in our portfolio.

Management fees are earned by our Advisor for providing services pursuant to the Advisory Agreement. During the three months ended June 30, 2021 and 2020, management fees were $11.3 million and $4.6 million, respectively.  During the six months ended June 30, 2021 and 2020, management fees were $18.7 million and $8.5 million, respectively. The increase was primarily due to the growth in our NAV, which increased by $2.6 billion from June 30, 2020 to June 30, 2021.

Performance participation allocation relates to allocations from the Operating Partnership to the Special Limited Partner based on the total return of the Operating Partnership.  Total return is defined as distributions paid or accrued plus the change in NAV.  The performance participation allocation is measured annually and any amount earned by the Special Limited Partner becomes payable as of December 31 of the applicable year.  During the three months ended June 30, 2021 and 2020, the performance participation allocation was $23.7 million and $0.0 million, respectively. During the six months ended June 30, 2021 and 2020, the performance participation allocation was $32.4 million and $46,000, respectively.

Depreciation and amortization expenses are impacted by the values assigned to buildings, personal property and in-place lease assets as part of the initial purchase price allocation.  During the three months ended June 30, 2021 and 2020, depreciation and amortization expenses were $60.7 million and $38.9 million, respectively. During the six months ended June 30, 2021 and 2020, depreciation and amortization expenses were $115.5 million and $69.5 million, respectively. The increase is driven by the growth in our portfolio, which increased from 95 consolidated properties as of June 30, 2020 to 213 consolidated properties as of June 30, 2021.

Other (Expense) Income

During the three months ended June 30, 2021 and 2020, income from investments in real estate debt was $10.1 million and $9.1 million, respectively, which consisted of loan origination fees/costs, interest income, unrealized gains/(losses), and realized gains/(losses) on our investments in real estate debt. During the six months ended June 30, 2021 and 2020, income (loss) from investments in real estate debt was $18.9 million and ($11.1) million, respectively.

During the three months ended June 30, 2021 and 2020, interest expense was $32.2 million and $23.3 million, respectively, which primarily consisted of interest expense incurred on our mortgage notes, revolving credit facility, unsecured revolving credit facility and borrowings under our secured financings on investments in real estate debt. During the six months ended June 30, 2021 and 2020, interest expense was $50.1 million and $42.9 million, respectively. The increase was primarily due to the growth in our portfolio of real estate and investments in real estate debt and the related indebtedness on such investments.

Interest expense for the three months ended June 30, 2021 and 2020, also included unrealized losses of ($3.8) million and ($3.3) million, respectively, relating to the change in fair value of our interest rate swaps and interest rate caps. Interest expense for the six months ended June 30, 2021 and 2020, included unrealized gains of $3.8 million and unrealized losses of ($7.7) million, respectively. The interest rate caps are used primarily to limit our interest rate payments on certain of our variable rate borrowings.

The interest rate swaps are used to introduce more certainty around cash flows and protects the cash available for distribution after debt service.

Funds from Operations and Adjusted Funds from Operations

We believe funds from operations (“FFO”) is a meaningful supplemental non-GAAP operating metric. Our condensed consolidated financial statements are presented under historical cost accounting which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will change over time based on market conditions and as such, depreciation under historical cost accounting may be less informative. FFO is a standard REIT industry metric defined by the National Association of Real Estate Investment Trusts (“NAREIT”).

FFO, as defined by NAREIT and presented below, is calculated as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable real property and impairment write-downs on depreciable real property, plus real estate-related depreciation and amortization, and similar adjustments for unconsolidated joint ventures.

We also believe that adjusted FFO (“AFFO”) is a meaningful supplemental non-GAAP disclosure of our operating results. AFFO further adjusts FFO in order for our operating results to reflect the specific characteristics of our business by adjusting for items we believe are not related to our core operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) straight-line rental income, (ii) amortization of above- and below-market lease intangibles, (iii) amortization of mortgage premium /discount, (iv) organizational costs, (v) unrealized gains or losses from changes in the fair value of real estate–related securities and other financial instruments, (vi) gains and losses resulting from foreign currency translations, (vii) amortization of restricted stock awards, (viii) non-cash performance participation allocation, even if repurchased by us, (ix) amortization of deferred financing costs, and (x) similar adjustments for unconsolidated joint ventures. AFFO is not defined by NAREIT and our calculation of AFFO may not be comparable to disclosures made by other REITs.

The following table presents a reconciliation of FFO and AFFO to GAAP net loss attributable to stockholders ($ in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss attributable to stockholders	$(43,981)	$(14,262)	$(63,870)	$(53,939)
Adjustments to arrive at FFO:
Real estate depreciation and amortization	60,685	38,907	115,481	69,450
Investment in unconsolidated real estate ventures – depreciation and amortization	200	111	400	366
Amount attributable to non-controlling interests for above adjustments	(481)	(1,541)	(950)	(2,229)
FFO attributable to stockholders	16,423	23,215	51,061	13,648
Adjustments to arrive at AFFO:
Straight-line rental income	(3,760)	(2,276)	(6,141)	(3,187)
Amortization of above- and below-market lease intangibles, net	(228)	(72)	(276)	15
Unrealized (gains) losses from changes in the fair value of investments in real estate debt and other financial instruments	1,261	(5,481)	(11,623)	21,492
Foreign currency (gain) loss	(263)	—	5,417	—
Non-cash performance participation allocation	23,674	—	32,382	46
Amortization of deferred financing costs	1,194	605	2,008	1,041
Amortization of restricted stock awards	162	21	215	42
Amount attributable to non-controlling interests for above adjustments	(4)	561	96	173
AFFO attributable to stockholders	$38,459	$16,573	$73,139	$33,270

FFO and AFFO should not be considered to be more relevant or accurate than the current GAAP methodology in calculating net income (loss) or in evaluating our operating performance. In addition, FFO and AFFO should not be considered as alternatives to net income (loss) as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO and AFFO are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders.

Real Estate Portfolio Valuation

In our multifamily and industrial segments, the valuations during the second quarter of 2021 saw increases in their values based on strong operating performance and robust investor demand for these asset classes.

In our office segment, the valuations for the three months ended June 30, 2021 remained steady as investor demand continues to be strong for characteristics such as long weighted average lease terms, high quality tenant base and desirable locations. However, future valuations might be negatively impacted depending on the longer term implications resulting from COVID-19: including, the number of companies that transition to full time and/or part time remote working, desire for companies to be located in suburban and/or urban environments, amount of square footage per employee companies decide is appropriate, challenges relating to the vaccine rollout, the impact of new variants, and if the Federal government provides additional stimulus. These outcomes can potentially lead to slower forecasted rental growth, reduced occupancies, slower lease-up, reduced lease renewals, contractions and/or higher tenant delinquencies which may result in lower operating cash flows and valuations.

In our hotel segment, the valuations for the three months ending June 30, 2021 remained relatively flat. Hotel has been one of the most impacted asset classes from COVID-19, but we believe the Advisor is well suited to manage our hotel assets through to recovery. All of our hotels are open and we are encouraged to see that they have rebounded from a low of 18% average occupancy in April 2020 to 76% in average occupancy in June 2021. We anticipate continued softness in this sector until domestic travel increases further, and to that end, we have underwritten and valued the assets forecasting reduced cash flows for an extended period of time, which has led to reduced property values compared to pre-COVID-19 levels.

As of June 30, 2021, our independent valuation advisor and external third-party appraisal firms, for select assets, valued the real estate portfolio to reflect the most recent market conditions.

Net Asset Value

The purchase price per share for each class of our common stock is the then-current transaction price, which generally equals our prior month’s NAV per share, as determined monthly, plus applicable selling commissions and dealer manager fees. Our NAV for each class of shares is based on the net asset values of our investments (including investments in real estate debt), the addition of any other assets (such as cash on hand) and the deduction of any liabilities, including the allocation/accrual of any performance participation, and any stockholder servicing fees applicable to such class of shares.

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to our prospectus. Please also refer to Item 1A Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2020 and our prospectus dated June 2, 2021 and filed with the SEC, as supplemented for additional disclosure relating to material trends or uncertainties that may impact our business.

The following table provides a breakdown of the major components of our NAV ($ and shares/units in thousands):

Components of NAV	June 30, 2021
Investments in real estate	$7,831,078
Investments in real estate debt	980,425
Cash and cash equivalents	455,414
Restricted cash	458,183
Other assets	185,208
Debt obligations	(4,821,641)
Secured financings on investments in real estate debt	(138,145)
Subscriptions received in advance	(346,593)
Other liabilities	(428,173)
Performance participation accrual	(32,382)
Management fee payable	(4,348)
Accrued stockholder servicing fees (1)	(1,547)
Minority interest	(21,890)
Net asset value	$4,115,589
Number of outstanding shares/units	182,641

(1)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares.  As of June 30, 2021, we have accrued under GAAP $156.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$74,090	$2,039,815	$205,107	$1,770,103	$26,474	$4,115,589
Number of outstanding shares	3,298	90,396	9,150	78,621	1,176	182,641
NAV Per Share/Unit as of June 30, 2021	$22.46	$22.57	$22.42	$22.51	$22.51

(1)	Includes the units of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.1%	5.1%
Hotel	9.3%	8.0%
Office	7.5%	6.0%
Industrial	6.2%	5.3%
Medical office	6.6%	5.7%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third party appraisers. In addition, the independent valuation advisor reviews the assumptions included in the third-party appraisals. The Advisor reviews the assumptions from each of the appraisals regardless of who performs the work. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Industrial Investment Values	Medical Office Investment Values
Discount Rate	0.25% decrease	+2.0%	+1.8%	+1.9%	+2.0%	+2.0%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(1.9)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	+3.3%	+1.8%	+2.8%	+3.1%	+3.1%
(weighted average)	0.25% increase	(2.9)%	(1.7)%	(2.6)%	(2.8)%	(2.8)%

The following table reconciles stockholders’ equity from our Condensed Consolidated Balance Sheet to our NAV ($ in thousands):

Reconciliation of Stockholders’ Equity to NAV	June 30, 2021
Stockholders’ equity under GAAP	$3,338,400
Redeemable non-controlling interest	26,474
Total partners’ capital of Operating Partnership	3,364,874
Adjustments:
Accrued stockholder servicing fee	155,120
Advanced organization and offering costs and Advanced operating expenses	5,311
Unrealized real estate appreciation	291,889
Accumulated depreciation and amortization	298,395
NAV	$4,115,589

The following details the adjustments to reconcile stockholders’ equity to our NAV:

•

Accrued stockholder servicing fee represents the accrual for the full cost of the stockholder servicing fee for Class T, Class S and Class D shares. Under GAAP we accrued the full cost of the stockholder servicing fee payable over the life of each share (assuming such share remains outstanding the length of time required to pay the maximum stockholder servicing fee) as an offering cost at the time we sold the Class T, Class S and Class D shares. Refer to Note 2 — “Summary of Significant Accounting Policies” to our consolidated financial statements in this Quarterly Report on Form 10-Q for further details of the GAAP treatment regarding the stockholder servicing fee.  For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis.

•

The Advisor advanced organization and offering costs for our Initial Public Offering (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) on our behalf through December 21, 2019. Such costs are reimbursed to the Advisor pro rata over 60 months following December 21, 2019. Under GAAP, organization costs are expensed as incurred and offering costs are charged to equity as such amounts are incurred. For NAV, such costs are recognized as a reduction to NAV as they are reimbursed ratably over 60 months.

•

Our investments in real estate are presented under historical cost in our GAAP condensed consolidated financial statements. Additionally, our mortgage notes and secured financings on investments in real estate debt (“Debt”) are presented at their carrying value in our consolidated GAAP financial statements.  As such, any changes in the fair value of our Debt are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate and our Debt are recorded at fair value.

•

We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of determining our NAV.

Distributions

Since February 2019, we have declared monthly distributions for each class of our common stock, which are generally paid three days after month-end. Each class of our common stock received the same gross distribution per share, which was $0.6210 per share for the six months ended June 30, 2021. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the gross distribution per share and paid to the dealer manager. The table below details the net distribution for each of our share classes for the six months ended June 30, 2021:

	Class T	Class S	Class D	Class I
	Shares	Shares	Shares	Shares
January 31, 2021	$0.0879	$0.0878	$0.0989	$0.1035
February 28, 2021	0.0894	0.0893	0.0994	0.1035
March 31, 2021	0.0878	0.0879	0.0989	0.1035
April 30, 2021	0.0883	0.0882	0.0990	0.1035
May 31, 2021	0.0877	0.0876	0.0988	0.1035
June 30, 2021	0.0879	0.0878	0.0989	0.1035
Totals	$0.5290	$0.5286	$0.5939	$0.6210

The following table summarizes our distributions declared during the three months ended June 30, 2021 and 2020 ($ in thousands):

	Three Months Ended June 30, 2021		Three Months Ended June 30, 2020
	Amount	Percentage	Amount	Percentage
Distributions
Payable in cash	$26,587	58%	$8,649	45%
Reinvested in shares	19,003	42%	10,651	55%
Total distributions	$45,590	100%	$19,300	100%

Sources of Distributions
Cash flows from operating activities	$45,590	100%	$19,300	100%
Offering proceeds	—	0%	—	0%
Total sources of distributions	$45,590	100%	$19,300	100%

Cash flows from operating activities	$46,357		$22,485
Funds from operations	$16,423		$23,215

The following table summarizes our distributions declared during the six months ended June 30, 2021 and 2020 ($ in thousands):

	Six Months Ended June 30, 2021		Six Months Ended June 30, 2020
	Amount	Percentage	Amount	Percentage
Distributions
Payable in cash	$42,922	56%	$15,681	44%
Reinvested in shares	33,543	44%	19,987	56%
Total distributions	$76,465	100%	$35,668	100%

Sources of Distributions
Cash flows from operating activities	$76,465	100%	$35,668	100%
Offering proceeds	—	0%	—	0%
Total sources of distributions	$76,465	100%	$35,668	100%

Cash flows from operating activities	$96,631		$49,930
Funds from operations	$51,061		$13,648

Liquidity and Capital Resources

While the long-term impact of COVID-19 to our business is not yet known, we believe we are well positioned from a liquidity perspective with $755.3 million of immediate liquidity as of June 30, 2021, made up of $100.0 million of an undrawn unsecured revolving credit facility, $200.0 million of undrawn line of credit capacity and $455.3 million of cash on hand. Excluded from the cash balance is an incremental $540.3 million associated with the June 2021 net capital raise, which was available to us in the beginning of July 2021. In addition, we hold a $483.1 million net position in investments in real estate-related securities that could be liquidated to satisfy any potential liquidity requirements.

Our primary needs for liquidity and capital resources are to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering and operating fees and expenses, to pay interest on our outstanding indebtedness and margin calls, if required, under our secured financings on investments in real estate debt. Our operating expenses include, among other things, the management fee we pay to the Advisor (to the extent the Advisor elects to receive the management fee in cash), the performance participation allocation that the Operating Partnership pays to the Special Limited Partner (to the extent that the Advisor elects to receive the performance participation in cash), general corporate expenses and fees related to acquiring, financing, appraising and managing our properties.  We do not have any office or personnel expenses as we do not have any employees.

Our cash needs for acquisitions and other investments will be funded primarily from the sale of shares of our common stock and through the assumption or incurrence of debt. For the six months ended June 30, 2021, we raised $1.9 billion of proceeds in our public offerings. In addition, for the six months ended June 30, 2021, we have honored $29.2 million of repurchase requests under our share repurchase plan.

We continue to believe that our current liquidity position is sufficient to meet our expected investment activity. Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. From inception through June 30, 2021, our distributions have been entirely funded from cash flow from operating activities.

The following table is a summary of our indebtedness as of June 30, 2021 and December 31, 2020 ($ in thousands):

				Principal Balance Outstanding(3)
Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Maturity Date(2)	Maximum Facility Size	June 30, 2021	December 31, 2020
Fixed rate loans
Fixed rate mortgages	3.11%	4/6/2030	N/A	$2,483,251	$2,236,290
Total fixed rate loans				2,483,251	2,236,290
Variable rate loans
Floating rate mortgages	L + 1.70%	7/15/2024	N/A	2,361,862	886,594
Variable rate revolving credit facility(4)	L + 2.00%	10/21/2021	$200,000	—	172,800
Total variable rate loans				2,361,862	1,059,394
Total loans secured by the Company’s properties				4,845,113	3,295,684

Secured financings on investments in real estate debt	L + 2.50%	2/26/2026	$273,537	138,145	108,254
Unsecured revolving credit facility	L + 3.00%	12/16/2023	$100,000	—	—
Total Indebtedness				$4,983,258	$3,403,938
(1)	The term “L” refers to the one-month LIBOR. As of June 30, 2021, one-month LIBOR was equal to 0.10%.
(2)	For loans where the Company, at its own discretion, has extension options, the maximum maturity date has been assumed.
(3)	The majority of our mortgages contain yield or spread maintenance provisions.
(4)	Our revolving credit facility is used as bridge financing and can be drawn upon to fund the acquisition of future real estate investments.

Subsequent to June 30, 2021, we raised $1.1 billion from selling our common shares in the Follow-on Public Offering and received approximately $4.1 million of investor requests to repurchase their shares, which totaled approximately 0.13% of our NAV. All repurchase requests were met from cash on hand.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash ($ in thousands):

	Six Months Ended June 30,
	2021	2020
Cash flows provided by operating activities	$96,631	$49,930
Cash flows used in investing activities	(3,156,648)	(1,629,618)
Cash flows provided by financing activities	3,678,463	1,528,193
Net increase (decrease) in cash and cash equivalents and restricted cash	$618,446	$(51,495)

Cash flows provided by operating activities increased $46.7 million during the six months ended June 30, 2021 compared to the corresponding period in 2020. This increase resulted from the operations of the investments in real estate and income on our investments in real estate debt.

Cash flows used in investing activities increased $1.5 billion during the six months ended June 30, 2021 compared to the corresponding period in 2020 primarily due to an increase in acquisitions real estate of $1.0 billion and an increase of $0.5 billion in the origination/purchase of real estate debt.

Cash flows provided by financing activities increased $2.2 billion during the six months ended June 30, 2021 compared to the corresponding period in 2020 primarily due to $1.5 billion increase in proceeds from the issuance of our common stock, a net increase of $0.4 billion in borrowings and $0.3 billion increase in subscriptions received in advanced.

Critical Accounting Policies

The preparation of the financial statements in accordance with GAAP involves significant judgments and assumptions and requires estimates about matters that are inherently uncertain. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. We consider our accounting policies over investments in real estate and lease intangibles, investments in securities, and revenue recognition to be our critical accounting policies. Refer to Note 2 — “Summary of Significant Accounting Policies” to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for further descriptions of such accounting policies.

Recent Accounting Pronouncements

See Note 2 — “Summary of Significant Accounting Policies” to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a discussion concerning recent accounting pronouncements.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table aggregates our contractual obligations and commitments with payments due subsequent to June 30, 2021 ($ in thousands):

Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Indebtedness (1)	$5,695,226	$175,605	$1,696,205	$1,023,486	$2,799,930
Ground lease	18,150	399	798	798	16,155
Organizational and offering costs	5,100	1,457	2,914	729	—
Advanced operating expenses	99	28	57	14	—
Total	$5,718,575	$177,489	$1,699,974	$1,025,027	$2,816,085

(1)

The allocation of our indebtedness includes both principal and interest payments based on the maximum maturity date where we, at our own discretion, have extension options and interest rates in effect at June 30, 2021.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Capital Market Risk

We are exposed to risks related to the equity capital markets and our related ability to raise capital through the issuance of our common stock. We are also exposed to risks related to the debt capital markets, and our related ability to finance our business through borrowings under mortgages, repurchase obligations or other debt instruments. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business.

The COVID-19 pandemic has also resulted in extreme volatility in a variety of global markets, including the real estate related debt markets. We have received and may in the future receive margin calls from our lenders as a result of the decline in the market value of assets pledged by us to our lenders under our secured financings on investments in real estate debt, and if we fail to resolve such margin calls when due by payment of cash or delivery of additional collateral, the lenders may exercise remedies including taking ownership of the assets securing the applicable obligations.

Credit Risk

The performance and value of our investments depend upon our ability to operate the properties so that they produce sufficient cash flows.  The COVID-19 pandemic has significantly impacted the commercial real estate markets, causing requests from tenants for rent deferral or abatement. These negative conditions may persist into the future and impair our tenants’ ability to pay rent under various lease arrangements.  We maintain a robust asset management relationship with our tenants, and have utilized these relationships to address the potential impacts of the COVID-19 pandemic on our properties.

Limited discussions we have had with our tenants have addressed potential near-term defensive lease modifications, which could include repurposing of deposits and temporary deferrals of rent.

Interest Rate Risk

We are exposed to interest rate risk with respect to our variable-rate mortgage indebtedness, where an increase in interest rates would directly result in higher interest expense costs. We seek to manage our exposure to interest rate risk by utilizing a mix of fixed and floating rate financings with staggered maturities and through interest rate protection agreements to fix or cap a portion of our variable rate debt.  As of June 30, 2021, the outstanding principal balance of our variable rate indebtedness was $2.5 billion.

Certain of our mortgage loans and secured financings on investments in real estate debt are variable rate and are indexed to the one-month U.S. dollar denominated LIBOR. For the six months ended June 30, 2021, a 10% increase in the one-month U.S. dollar denominated LIBOR would have resulted in an increase in interest expense of $0.1 million.

Foreign Currency Risk

We intend to hedge our currency exposures in a prudent manner. However, our currency hedging strategies may not eliminate all of our currency risk due to, among other things, uncertainties in the timing and/or amount of payments received on the related investments, and/or unequal, inaccurate, or unavailable hedges to perfectly offset changes in future exchange rates. Additionally, we may be required under certain circumstances to collateralize our currency hedges for the benefit of the hedge counterparty, which could adversely affect our liquidity.

Consistent with our strategy of hedging foreign currency exposure on certain investments, we typically enter into a series of foreign currency swaps to fix the U.S. dollar amount of foreign currency denominated cash flows (interest income, rental income and principal payments) we expect to receive from our foreign currency denominated investments.

Investments in Real Estate Debt

As of June 30, 2021, we held $980.4 million of investments in real estate debt.  Certain of our investments in real estate debt are floating rate and indexed to one-month or three-month U.S. dollar denominated LIBOR and as such, are exposed to interest rate risk.  Our net income will increase or decrease depending on interest rate movements.  While we cannot predict factors that may or may not affect interest rates, for the six months ended June 30, 2021, a 10% increase or decrease in the one-month U.S. dollar denominated LIBOR rate would have resulted in an increase or decrease to income from investments in real estate debt of $0.0 million.

We may also be exposed to market risk with respect to our investments in real estate debt due to changes in the fair value of our investments. We seek to manage our exposure to market risk with respect to our investments in real estate debt by making investments in securities backed by different types of collateral and varying credit ratings.  The fair value of our investments may fluctuate, thus the amount we will realize upon any sale of our investments is unknown. As of June 30, 2021, the fair value at which we may sell our investments in real estate debt is not known, but a 10% change in the fair value of our investments in real estate debt may result in an unrealized gain or loss of $98.0 million.

LIBOR Transition Risk

In July 2017, the United Kingdom’s Financial Conduct Authority (the “FCA”) (the authority that regulates LIBOR) announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The FCA subsequently announced on March 5, 2021 that the publication of LIBOR will cease for the one-week and two-month USD LIBOR settings immediately after December 31, 2021, and the remaining USD LIBOR settings immediately after June 30, 2023. There is currently no certainty regarding the future utilization of LIBOR or of any particular replacement rate (although the secured overnight financing rate has been proposed as an alternative to U.S.-dollar LIBOR). As indicated in the “Interest Rate Risk” section above, a substantial portion of our loans, investment securities, borrowings and interest rate derivatives are indexed to LIBOR or similar reference rates. Market participants anticipate that financial instruments tied to LIBOR will require transition to an alternative reference rate if LIBOR is no longer available. Our LIBOR-based loan agreements and borrowing arrangements generally specify alternative reference rates such as the prime rate and federal funds rate, respectively. The potential effect of the discontinuation of LIBOR on our interest income and expense cannot yet be determined and any changes to benchmark interest rates could increase our financing costs and/or result in mismatches between the interest rates of our investments and the corresponding financings.

ITEM 4.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this Quarterly Report on Form 10-Q was made under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon this evaluation, our CEO and CFO have concluded that our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

There have been no changes in our “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting to date as a result of employees working remotely due to the COVID-19 pandemic.  We are continually monitoring and assessing the COVID-19 pandemic’s effect on our internal controls to minimize the impact to their design and operating effectiveness.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. As of June 30, 2021, we were not involved in any material legal proceedings.

ITEM 1A.	RISK FACTORS

Except as set forth below, there have been no material changes to the risk factors previously disclosed under Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2020.

Changes to, or the elimination of, LIBOR may adversely affect interest expense related to borrowings under our credit facilities and real estate-related investments.

We pay interest under our credit facilities, and receive interest payments on certain of our real estate-related securities investments, based on LIBOR, which is the subject of recent national, international and regulatory guidance and proposals for reform.

In a speech on July 27, 2017, Andrew Bailey, the Chief Executive of the FCA, announced the FCA’s intention to cease sustaining LIBOR after 2021. The FCA subsequently announced on March 5, 2021 that the publication of LIBOR will cease for the one-week and two-month USD LIBOR settings immediately after December 31, 2021, and the remaining USD LIBOR settings immediately after June 30, 2023. Based on undertakings received from the panel banks, the FCA does not expect that any LIBOR settings will become unrepresentative before these dates. Nevertheless, the U.S. Federal Reserve System, Office of the Comptroller of the Currency, and Federal Deposit Insurance Corporation have issued guidance encouraging market participants to adopt alternatives to LIBOR in new contracts as soon as practicable. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is recommending replacing U.S.-dollar LIBOR with the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities. Although there have been a few issuances utilizing SOFR or the Sterling Over Night Index Average, an alternative reference rate that is based on transactions, it is unknown whether these alternative reference rates will attain market acceptance as replacements for LIBOR.

Our debt includes floating-rate loans and repurchase agreements for which the interest rates are tied to LIBOR and real estate-related securities investments with interest payments based on LIBOR. There is currently no certainty regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined, and any changes to benchmark interest rates could increase our financing costs or decrease the income we earn on our real estate-related securities investments, which could impact our results of operations, cash flows and the market value of our investments. In addition, we may need to renegotiate certain of our loan agreements that extend past December 31, 2021, or June 30, 2023, depending on the applicable LIBOR setting. Such amendments could require us to incur significant expense and may subject us to disputes or litigation over the appropriateness or comparability to the relevant benchmark of the replacement reference rates. Moreover, the elimination of LIBOR or changes to another index could result in mismatches with the interest rate of investments that we are financing. In addition, the overall financial markets may be disrupted as a result of the phase-out or replacement of LIBOR. We are assessing the impact of a potential transition from LIBOR; however, we cannot reasonably estimate the impact of the transition at this time.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Unregistered Sales of Equity Securities

Except as described below, during the six months ended June 30, 2021, we did not sell any equity securities that were not registered under the Securities Act.  As described in Note 11 – “Related Party Transactions” to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q, the Advisor is entitled to an annual management fee payable monthly in cash, shares of common stock, or units of the Operating Partnership, in each case at the Advisor’s election. For the three months ended June 30, 2021, the Advisor elected to receive its management fees in Class I shares and we issued 313,065 unregistered Class I shares to the Advisor in satisfaction of the management fee for April 2021 and May 2021. Additionally, we issued 193,139 unregistered Class I shares to the Advisor in July 2021 in satisfaction of the June 2021 management fee.  The shares were issued at the applicable NAV per share at the end of each month for which the fee was earned.  Each issuance to the Advisor was made pursuant to Section 4(a)(2) of the Securities Act.

Share Repurchase Plan

We have adopted a share repurchase plan, whereby on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. We may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in our discretion, subject to any limitations in the share repurchase plan.

The total amount of aggregate repurchases of Class T, Class S, Class D, and Class I shares (excluding any early repurchase deduction) is limited to 2% of the aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month) and 5% of the aggregate NAV per calendar quarter (measured using the aggregate NAV as of the end of the immediately preceding quarter).

Shares are repurchased at a price equal to the transaction price on the applicable repurchase date, subject to any early repurchase deduction. Shares that have not been outstanding for at least one year would be repurchased at 95% of the transaction price. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests and may elect not to repurchase some or all of the shares submitted for repurchase in a given period. Further, we may make exceptions to, modify or suspend the share repurchase plan. Our board of directors may also determine to terminate our share repurchase plan if required by applicable law or in connection with a transaction in which our stockholders receive liquidity for their shares of our common stock, such as a sale or merger of our company or listing of our shares on a national securities exchange.

If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests.

During the three months ended June 30, 2021, we repurchased shares of our common stock in the following amounts, which represented all of the share repurchase requests received for the same period.

					Maximum Number of Shares Pending Purchase Pursuant to Publicly Announced Plans or Programs (3)
				Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs
		Purchases as a Percentage of Shares Outstanding (2)
	Total Number of Shares Purchased (1) (2)		Average Price Paid per Share

Month of:
April 2021	429,984	0.60%	$21.74	429,984	—
May 2021	199,005	0.27%	21.90	199,005	—
June 2021	146,099	0.19%	22.00	146,099	—
Total	775,088		$21.83	775,088	—

_________________

(1)

Includes 27,797 Class I common shares previously issued to the Advisor as payment for the management fee.  The shares were repurchased at the then current transaction price resulting in a total repurchase of $2.5 million. As of June 30, 2021, the Advisor owned 313,065 of our Class I common shares.

(2)

Repurchases are limited under the share repurchase plan as described above. Under the share repurchase plan, we would have been able to repurchase up to an aggregate of $131.8 million of Class T, Class S, Class D and Class I shares based on our March 31, 2021 NAV in the second quarter of 2021 (if such repurchase requests were made). Pursuant to the share repurchase plan, this amount resets at the beginning of each quarter.

(3)	All repurchase requests under our share repurchase plan were satisfied.

The Special Limited Partner holds 1,175,859 Class I units in the Operating Partnership. Any redemption of Class I units held by the Special Limited Partner would occur outside of our share repurchase plan.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.	MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.	OTHER INFORMATION

None.

ITEM 6.	EXHIBITS

Exhibit Number	Description

3.1

Articles of Amendment and Restatement of Starwood Real Estate Income Trust, Inc. (the “Company”) (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 30, 2018 and incorporated herein by reference)

3.2	Articles of Amendment of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2019)

3.3	Second Articles of Amendment of the Company (filed as Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2021 and incorporated herein by reference)

3.4	Amended & Restated Bylaws of the Company (filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11 filed on October 18, 2017 and incorporated herein by reference)

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101

The following information from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, formatted in iXBRL (inline eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets; (ii) Condensed Consolidated Statements of Operations (iii) Condensed Consolidated Statements of Changes in Equity; and (iv) Condensed Consolidated Statements of Cash Flows

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARWOOD REAL ESTATE INCOME TRUST, INC.

August 13, 2021	/s/ John P. McCarthy, Jr.
Date	John P. McCarthy, Jr.
Chief Executive Officer and Director (Principal Executive Officer)

August 13, 2021	/s/ Chris Lowthert
Date	Chris Lowthert
Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)